Exhibit 99.2

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

1. INTRODUCTION

The following Management’s Discussion and Analysis (the “MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”) has been prepared as of August 11, 2025. This MD&A should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2025 and its accompanying notes (the “Financial Statements”), the Company’s 2024 audited annual consolidated financial statements and its accompanying notes (the “2024 Annual Financial Statements”) and the Company’s Annual Information Form dated March 26, 2025 (the “2024 AIF”), which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

The Company’s Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company’s Financial Statements and this MD&A are reported in thousands of U.S. dollars and U.S. dollars, respectively, except where otherwise noted.

Bitfarms’ management team (“Management”) is responsible for the preparation and integrity of the Financial Statements including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including the Financial Statements and MD&A, is complete and reliable.

The Company utilizes non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios and Section 23 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A for more information.

This MD&A contains forward-looking statements. Refer to the risk factors described in Section 19 - Risk Factors of this MD&A and in Section 19 - Risk Factors of the Company’s MD&A for the year ended December 31, 2024, dated March 26, 2025 and to Section 22 - Cautionary Note Regarding Forward-Looking Statements of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in Section 25 - Glossary of Terms of this MD&A.

In this MD&A, the following terms shall have the following definitions:

Term	Definition
Q2 2025	Three months ended June 30, 2025
Q2 2024	Three months ended June 30, 2024
YTD Q2 2025	Six months ended June 30, 2025
YTD Q2 2024	Six months ended June 30, 2024

3	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2. COMPANY OVERVIEW

Founded in 2017, Bitfarms (Nasdaq/TSX: BITF) is a global, publicly traded energy and compute infrastructure company. Bitfarms develops and operates data centers primarily for Bitcoin mining with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company is leveraging its existing energy and compute infrastructure to expand into HPC and AI, positioning itself to capture opportunities in these rapidly growing markets.

Bitfarms primarily owns and operates data centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours per day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to Mining pool operators under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining pool operators compensate Mining companies for their computational power used for hashing calculations, measured by hashrate, based on what the Mining pool operator would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining pool operator to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are paid to the Company on a daily basis in Bitcoin (“BTC”). Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

As described in Note 5 to the Financial Statements, the Company acquired Stronghold Digital Mining, Inc. (“Stronghold”) on March 14, 2025 (the “Stronghold Transaction”). Through the acquisition of Stronghold, the Company now owns and operates two refuse power generation facilities. Both facilities qualify as an “Alternative Energy System” under Pennsylvania, United States law because refuse is classified as a Tier II Alternative Energy Source (large-scale hydropower is also classified in this tier). The Company sells its electricity into the Pennsylvania, New Jersey, Maryland (“PJM”) Interconnection Merchant Market under a professional services agreement with Customized Energy Solutions, Ltd. The Company’s primary fuel source at these facilities is waste which is provided by various third parties. Waste tax credits are earned by the Company by utilizing refuse to generate electricity. The Company either consumes the energy internally to support computational activities related to hashing calculations or sells the energy it produces to the local energy supplier (the “Grid”).

4	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2. COMPANY OVERVIEW (Continued)

Bitfarms currently has 14 operating Bitcoin data centers situated in three countries: Canada, the United States and Paraguay, powered by long-term competitively priced power contracts.

The Company’s ability to operate and secure power through its production sites are summarized as follows:

Region	Energized capacity as of August 11, 2025	Contracted capacity as of August 11, 2025
North America
Canada	170 MW	180 MW	[1]
United States	171 MW	438 MW	[2,3]
	341 MW	618 MW
South America
Paraguay	80 MW	80 MW
Argentina	— MW	210 MW	[4]
	80 MW	290 MW
Total	421 MW	908 MW

Bitcoin data centers	State/Province	Country
St-Hyacinthe	Quebec	Canada
Cowansville	Quebec	Canada
Magog	Quebec	Canada
Farnham	Quebec	Canada
Bunker	Quebec	Canada
Leger	Quebec	Canada
Garlock	Quebec	Canada
Baie-Comeau	Quebec	Canada
Washington	Washington	United States
Sharon	Pennsylvania	United States
Panther Creek	Pennsylvania	United States
Scrubgrass	Pennsylvania	United States
Villarrica	Guairá Department	Paraguay
Paso Pe	Cordillera Department	Paraguay
Rio Cuarto	Córdoba	Argentina

[1]	The Company has secured the rights for 10 MW of hydro-electricity in the province of Quebec, Canada and is continuing its efforts to search for economically viable properties for the available 10 MW of hydro-electricity.
[2]	Refer to Section 6 - Expansion Projects for details on the timing of the remaining MW not yet operational.
[3]	The Company has a hosting contract to operate 21 MW of Miners on behalf of a third party at the Panther Creek Bitcoin data center.
[4]	On May 12, 2025, the Company was informed by GMSA that it will be halting until further notice the supply of electricity to the Company’s Rio Cuarto Bitcoin data center with energized capacity of 58 MW. On August 11, 2025, three months after being informed that electricity supply was being halted and with no path forward to resume operations in the future, the decision was made to shut down the plant by November 11, 2025. Refer to Section 19 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025).

5	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

3. FINANCIAL HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	2025	2024
Revenues	77,800	41,548	144,648	91,865
Gross loss	(5,480)	(11,275)	(6,022)	(21,957)
Gross margin (1)	(7)%	(27)%	(4)%	(24)%
Operating loss	(39,626)	(23,578)	(71,985)	(47,286)
Operating margin (1)	(51)%	(57)%	(50)%	(51)%
Net loss	(28,844)	(26,599)	(64,719)	(32,579)
Basic and diluted loss per share	(0.05)	(0.07)	(0.12)	(0.09)
Gross Mining profit (2)	32,367	20,650	61,731	51,990
Gross Mining margin (2)	45%	51%	45%	58%
Adjusted EBITDA (2)	13,720	11,466	28,806	34,790
Adjusted EBITDA margin (2)	18%	28%	20%	38%

	As of June 30,	As of December 31,
	2025	2024
Total assets	827,950	667,616
Current financial liabilities	75,306	30,445
Non-current financial liabilities	50,999	1,430

There have not been any distributions or cash dividends declared for the periods disclosed above.

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

6	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

4. SECOND QUARTER 2025 FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS

Financial

●	Revenues of $77.8 million;
●	Gross Mining profit[2] of $32.4 million (45% Gross Mining margin2);
●	Adjusted EBITDA[2] of $13.7 million (18% Adjusted EBITDA margin2); and
●	Gross loss of $5.5 million (Gross margin[1] of negative 7%) including non-cash depreciation and amortization expense of $37.0 million, operating loss of $39.6 million (Operating margin[1] of negative 51%) including an impairment loss of $14.6 million relating to the Argentina cash generating unit, and net loss of $28.8 million.

Operations

●	Decreased Hashrate under Management from 19.5 EH/s at March 31, 2025 to 17.7 EH/s at June 30, 2025, a decrease of 9%, primarily due to the halting of the electricity supply in Rio Cuarto;
●	Earned 718 BTC at an average direct cost of $48,200 per BTC[2], or an average total cash cost of $77,100 per BTC[2], and received 15 BTC through hosting revenue;
●	Held 1,176 BTC valued at approximately $126.0 million as of June 30, 2025;
●	Sold 1,052 BTC at an average price of $95,500 per BTC for total proceeds of $100.5 million, a portion of which was used to pay capital expenditures to support the Company’s growth and efficiency improvement objectives; and
●	Achieved realized and unrealized gain of $2.0 million on Bitcoin One BTC option contracts.

Macquarie Loan

●	Entered into a credit facility up to $300.0 million from Macquarie Equipment Capital, Inc. (“Macquarie”);
●	Drew down the initial tranche of $50.0 million in April 2025, issued to Macquarie 5,330,946 warrants convertible into a fixed number of common shares and paid $3.2 million in transaction fees which will be deferred and/or amortized over the term of the credit facility; and
●	The final maturity is 2 years from the date of closing and bears interest at 8% per annum, payable in kind for the first three months of the initial tranche.

Expansions

●	Completed HPC conversion feasibility assessment of all North American sites with two strategic partners, Appleby Strategy Group (“ASG”) and World Wide Technology (“WWT”), advancing HPC/AI business; and
●	Completed and submitted Panther Creek HPC data center campus master site plans to Macquarie with a capacity up to 350 MW.

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

7	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

5. PRODUCTION AND MINING OPERATIONS

Key Performance Indicators

	Three months ended June 30,			Six months ended June 30,
	2025	2024	% Change	2025	2024	% Change
Total BTC earned	718	614	17%	1,411	1,557	(9)%
BTC received through hosting revenue	15	—	100%	21	—	100%
Average Watts/Average TH efficiency*	19	28	(32)%	20	31	(35)%

* Average Watts represents the average energy consumption of deployed Miners

Q2 2025 v. Q2 2024

●	718 BTC earned in Q2 2025, compared to 614 BTC earned in Q2 2024, representing an increase of 17% as a result of an increase in Hashrate from the Company’s expansions and upgrades to its Miner fleet with additional and higher efficiency Miners, partially offset by a 45% increase in average Network Difficulty, the reduced block rewards following the April 2024 halving event and the halting of the electricity supply at the Company’s data center in Rio Cuarto in Q2 2025; and
●	Improved ending energy efficiency to 19 Watts/TH on June 30, 2025 compared to 28 Watts/TH on June 30, 2024, as a result of the Company upgrading its fleet with more efficient Miners. This improvement resulted in a 19 average Watts/Average TH efficiency during Q2 2025, compared to 28 average Watts/Average TH efficiency during Q2 2024, representing an improvement of 32%.

YTD Q2 2025 v. YTD Q2 2024

●	1,411 BTC earned during YTD Q2 2025, compared to 1,557 BTC earned during YTD Q2 2024, representing a decrease of 9% from the previous year as a result of reduced Block Rewards following the April 2024 halving event, a 44% increase in average Network Difficulty and the halting of the electricity supply at the Company’s data center in Rio Cuarto during Q2 2025, partially offset by an increase in Hashrate from the Company’s expansions and upgrades to its Miner fleet with higher efficiency Miners; and
●	Improved ending energy efficiency to 19 Watts/TH on June 30, 2025, compared to 28 Watts/TH on June 30, 2024, with the Company upgrading its Mining fleet. This improvement resulted in a 20 average Watts/Average TH efficiency during YTD Q2 2025, compared to 31 average Watts/Average TH efficiency during YTD Q2 2024, representing an improvement of 35%.

5. PRODUCTION AND MINING OPERATIONS (Continued)

	As of June 30,	As of March 31,
	2025	2025	% Change
Period-end operating EH/s	17.7	19.5	(9)%
Watts/TH efficiency*	19	19	—%
Period-end energized capacity (MW)**	410	461	(11)%

* Watts represents the energy consumption of deployed Miners

** Includes 21 MW operated on behalf of a third party through a hosting contract at the Panther Creek Bitcoin data center (as of June 30, 2024: nil)

As of June 30, 2025 v. as of March 31, 2025

●	17.7 EH/s online as of June 30, 2025, compared to 19.5 EH/s online as of March 31, 2025, a decrease of 9%, as a result of the halting of the electricity supply at the Company’s data center in Rio Cuarto during Q2 2025, partially offset by the Company’s upgrade of its Miner fleet with higher efficiency Miners. Refer to Section 19 - Risk Factors of this MD&A for more details on operations in Argentina.
●	410 MW energized capacity as of June 30, 2025, compared to 461 MW energized capacity as of March 31, 2025, a decrease of 11%, mainly due to the halting of the electricity supply at the Company’s data center in Rio Cuarto in May 2025 (resulting in a decrease of 58 MW).

8	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS

The Company describes its expansion plans below under the sections entitled “United States Expansion”, “Paraguay Expansion”, and “Canada Expansion”. These expansion projects do not include updates from 2024 or earlier.

As of June 30, 2025, the Company operated 17.7 EH/s under Management across its facilities, a decrease of 1.8 EH/s, or 9%, compared to March 31, 2025. The decrease is attributed to the halting of the electricity supply at the Company’s data center in Rio Cuarto, partially offset by the installation of additional Miners mainly in the United States.

Through its expansion projects and the investment in its fleet upgrade, the Company achieved its initial 2025 targets of 18 EH/s operational and 19 w/TH installed in March 2025. With the shutdown of the Argentina facility, it is no longer feasible to achieve the 21 EH/s target on the Company’s originally anticipated timeline. The Company currently has no plans to increase its hashrate beyond the current operational hashrate of 17.7 EH/s. Refer to Section 19 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025).

The Company continues to prudently explore further opportunities to monetize and expand its infrastructure to create long-term value for shareholders.

Cautionary statements

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the cost and supply of equipment, the ability to import equipment into countries where it operates in a cost-effective and timely manner, the supply of electrical and other supporting infrastructure equipment, the availability of construction materials, currency exchange rates and the impact of geopolitical events on the supply chains described above. The Company’s expansion plans rely on a consistent supply of electricity at cost-effective rates; refer to Section 19 - Risk Factors (Section Economic Dependence on Regulated Terms of Service and Electricity Rates Risks) of the MD&A for the year ended December 31, 2024, dated March 26, 2025 for further details, including a description of these and other factors.

Fleet Upgrade

The fleet upgrade plan described below underpinned the Company’s 2024 expansion strategy. Securing additional Miners was anticipated to benefit the Company by capitalizing on higher Bitcoin prices and drive rapid and meaningful improvements across three key operating metrics: Hashrate, energy efficiency and operating costs per TH.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

Fleet Upgrade (Continued)

The following table details the status of the latest Miner orders as of August 11, 2025:

Date	Order	Quantity[1]	Miner Model	Miners Received	Hashrate (EH/s)[2]	Remaining Miners to Receive
Q4 2023	Purchase Order	35,898	Bitmain T21	35,898	6.8	—
Q1 2024 (amended Q4 2024)	Purchase Option (amended Q4 2024)	22,234	Bitmain T21	22,234	4.2	—
		6,000	Bitmain S21 Pro	6,000	1.4	—
		28,234		28,234	5.6	—
Q1 2024 (amended Q4 2024)	March 2024 Purchase Order (amended Q4 2024)	6,475	Bitmain T21	6,475	1.2	—
		12,700	Bitmain S21 Pro	12,700	3.0	—
		3,975	Bitmain S21	3,975	0.9	—
		762	Bitmain S21 hydro	762	0.3	—
		23,912		23,912	5.4	—
Q1 2025	March 2025 Miners Swap	(4,160)	Bitmain T21	(4,160)	(0.8)	—
		3,440	Bitmain S21+	3,440	0.8	—
		(720)		(720)	—	—
Q3 2025	July 2025 Miners Swap	(10,467)	Bitmain T21	(10,467)	(2.0)	—
		8,585	Bitmain S21+	8,585	1.9	—
		(1,882)		(1,882)	(0.1)	—
		85,442		85,442	17.7	—

[1]	The total Hashrate from the Miners received corresponds to the total Hashrate specified in the agreements. The quantity of Miners received may vary based on the individual Hashrate specifications of each Miner.
[2]	The Hashrate is based on the average Miner specifications stated in the purchase agreements and the Company’s actual realized Hashrate may differ.

In relation with the March 2025 Swap Order, the Company returned 4,160 Bitmain T21 Miners and purchased 3,660 Bitmain S21+ Miners. In consideration for the returned products, the Company received a credit of $9.5 million which was applied against the purchase price of $11.9 million. In March 2025, the Company paid the net $2.4 million in BTC which can be redeemed on a quarterly basis (i.e., 29 BTC Pledged). In the March 2025 Swap Order, 3,440 S21+ miners were received which corresponds to the hashrate specified in the initial agreement. As of June 30, 2025, all Miners of the March 2025 Swap Order were received and the equipment prepayment amount was nil.

As of June 30, 2025, the Company exercised the option to redeem the first installment of the BTC Pledged and redeemed 7 BTC for $0.6 million or $81,000 per BTC.

In July 2025, an exchange agreement was signed to return 10,467 Bitmain T21 Miners. In consideration for the returned Miners, Bitmain will refund the Company with a credit of $23.9 million. Simultaneously, the Company placed another purchase order (“July 2025 Miners Swap”) for 8,585 Bitmain S21+ Miners at a purchase price of $29.9M. The Company plans to sell all of these Bitmain S21+ Miners. The Company paid the net balance of $6.0 million in BTC that can be repurchased in four quarterly installments at a predetermined price of $108,950 per BTC.

10	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

Fleet Upgrade (Continued)

The March 2024 Purchase Order, combined with the Purchase Order and Purchase Option, enabled the Company to reach 19.5 EH/s operating capacity and 19 w/TH efficiency in Q1 2025. The Company intends to continue liquidating older, less efficient Miners to offset the cost of the capital expenditure. During YTD Q2 2025, the Company sold 17,176 older generation Miners to third parties for approximately $2.5 million. Refer to Note 11 to the Financial Statements.

Stronghold and Yguazu data centers

The Stronghold Transaction and the Yguazu Sale (as defined below) enabled the Company to rebalance its portfolio of MW to approximately 70% in North America and 30% outside of North America and is expected to reduce the Company’s average energy costs per kWh by up to 10%. Proceeds from the transaction will be reinvested towards its 1.3 GW growth pipeline as part of the Company’s planned United States expansion for HPC/AI infrastructure, which marks a significant milestone in the Company’s transition from an international Bitcoin miner to a North American energy and compute infrastructure company.

Development of HPC/AI Business

In January 2025, the Company engaged two established consultants in HPC/AI, ASG and WWT, to conduct independent evaluations of the Company’s data centers and energy assets for potential partial or total conversion to HPC/AI. In parallel, ASG and WWT is conducting feasibility assessments, data center engineering, site map planning, construction budgeting, and help build accelerated sales and development strategies. Combined, they will support the building of the Company’s operational capabilities and will market the Company’s sites to potential HPC/AI customers.

In April 2025, the first phase of the feasibility assessments from WWT were provided to the Company and confirmed the suitability of all US sites and most Canadian sites for potential conversion to HPC/AI.

In June 2025, the Company completed and submitted Panther Creek HPC data center campus master site plans to Macquarie, with a capacity up to 350 MW.

In July 2025, the Company engaged T5 Data Centers to oversee construction as the Owners Representative for the Panther Creek HPC development following a thorough review process with multiple data center developers. T5 Data Centers was chosen for their experience developing HPC data centers and their unique end-to-end services offering. As Owners Representative for the site, T5 Data Centers will be responsible for managing all of the contracting, permitting and construction for the Panther Creek data center campus.

On August 8, 2025, the Company entered into a binding purchase agreement for 181 acres of contiguous land at the Panther Creek campus for $3.5 million, which is more than sufficient land for multiple phases of HPC/AI development.

11	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

Development of HPC/AI Business (Continued)

Macquarie Credit Facility

In April 2025, the Company entered into an agreement for a credit facility up to $300.0 million from Macquarie for HPC development and drew down the initial tranche of $50.0 million. The Company issued 5,330,946 warrants convertible for a fixed number of common shares and paid $3.2 million in transaction fees which will be deferred and/or amortized over the term of the credit facility.

The second tranche of the credit facility will allow the Company to draw up to an additional $250.0 million and will be drawable as the Company achieves specific development milestones at its Panther Creek location. The Company will contribute $50.0 million in kind, or in cash, and issue additional warrants equivalent to 10% of the amount drawn up to $125.0 million. The maturity of each tranche is 2 years from the date of closing and each facility bears interest at 8% per annum. The funding facility is expected to provide the necessary capital for Bitfarms to fund the initial portion of the Panther Creek data center development and buildout.

A.	United States Expansion

Acquisition of Stronghold

On March 14, 2025, the Company acquired Stronghold in a stock-for-stock merger transaction (the “Transaction”). The Transaction was unanimously approved by the Board of Directors of both companies and was approved by shareholders representing a majority of the outstanding shares of Stronghold on February 27, 2025.

Stronghold shareholders received 2.52 shares of Bitfarms for each share of Stronghold held. The Company issued 59,866,609 common shares and 12,893,650 warrants in connection with the consummation of the Merger. In addition, the Company paid $51.1 million on closing to retire Stronghold’s outstanding loans and other closing costs.

The Stronghold Transaction added up to 307 MW of potential power capacity, with an additional 648 MW of incremental potential power capacity, for a total of 955 MW of potential power capacity, to the Company’s operations. This transaction is aligned with the Company’s strategic objectives to diversify its operations and expand its presence in the United States through vertical integration of power generation and energy arbitrage capabilities. Further, the transaction solidifies Bitfarms’ standing in the Bitcoin Mining sector and positions it well for expansion into the HPC/AI sector with two strategically located facilities with energy infrastructure and expansion capacity.

During the first quarter of 2025, approximately 14,500 S21 Pro Bitmain Miners were installed at the Stronghold Scrubgrass and Panther Creek facilities. Following the closing of the Stronghold Transaction on March 14, 2025, the Panther Creek Hosting Agreement and Scrubgrass Hosting Agreement were terminated, settling the $15.6 million Refundable Hosting Deposits to the Company.

During Q2 2025, approximately 3,400 S21+ and 6,000 S21 Pro Bitmain Miners were installed at the Scrubgrass and Panther Creek facilities.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

A.	United States Expansion (Continued)

Sharon 2025 update

In January 2025, the Company energized 12 MW at the Sharon data center located in Sharon after installing 3,300 Miners. In May 2025, the Company energized the incremental 18 MW expansion project, bringing the total energized capacity to 30 MW with 8,000 Miners installed.

In May 2025, the Company was registered for PJM’s Peak Saver and Synchronized Reserves Dispatchable Programs. The Company is still in the registration process for the Price Response (Economic Demand Response) Dispatchable Program. Participation in these programs includes both demand response and energy arbitrage strategies that the Company plans to develop in the coming months across its PJM portfolio under Bitfarms’ energy program. These programs will contribute to maximizing the value of its PJM assets through more effective control of energy prices.

In July 2025, Bitfarms began engaging with a group for the procurement of all equipment and construction, installation and commissioning the development of an 80 MW substation to increase capacity from 30 MW to 110 MW by the end of 2026.

Sharon Position as of June 30, 2025

As of June 30, 2025, the Company had placed deposits of $1.4 million with suppliers for construction costs and for electrical components. As of June 30, 2025, property, plant and equipment (“PPE”) included $16.0 million related to the Sharon data center for facility construction and infrastructure equipment costs.

Washington 2025 update

The Company completed the upgrade of a portion of its current fleet of Miners in Washington during February 2025 with new T21 Miners. On August 7, 2025, the Company secured a binding agreement for an adjacent land parcel for $1.9 million which is sufficient for a potential conversion to HPC/AI currently under evaluation due to its strategic proximity to a data center cluster.

B.	Paraguay Expansion

Sale of Yguazu data center 2025 update

On January 24, 2025, the Company announced that it had entered into a binding letter of intent to sell its 200 MW development site in Yguazu to HIVE Digital Technologies Ltd. (“HIVE”) (the “Yguazu Sale”).

On March 14, 2025, the Yguazu Sale closed. HIVE purchased from Bitfarms its 100% ownership stake of its Yguazu BTC data center and the Company’s loan receivable from its Yguazu subsidiary, Zunz SA (“Backbone Yguazu”), for $63.3 million, with Bitfarms receiving:

●	$20.0 million of advance payment made in January 2025 upon signing the letter of intent;
●	$12.0 million upon the closing of the transaction;
●	$31.0 million in equal installments over 6 months following the closing; and
●	$0.2 million of other costs assumed by HIVE.

As of the date of this MD&A, the Company received $20.7 million from HIVE, with $10.3 million receivable as per the terms of the agreement.

Refer to Note 6 to the Financial Statements.

C.	Canada Expansion

Baie-Comeau 2025 update

In January 2025, the utility provider energized an additional 11 MW, increasing the Baie-Comeau data center total to 22 MW.

Baie-Comeau position as of June 30, 2025

The Company has $11.6 million of PPE at the Baie-Comeau data center, including infrastructure equipment that was repurposed from other data centers.

13	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE

Consolidated Financial & Operational Results

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Revenues	77,800	41,548	36,252	87%	144,648	91,865	52,783	57%
Cost of revenues	(83,280)	(52,823)	(30,457)	58%	(150,670)	(113,822)	(36,848)	32%
Gross loss	(5,480)	(11,275)	5,795	(51)%	(6,022)	(21,957)	15,935	(73)%
Gross margin (1)	(7)%	(27)%	—	—	(4)%	(24)%	—	—

Operating expenses
General and administrative expenses	(21,423)	(12,402)	(9,021)	73%	(41,596)	(25,598)	(15,998)	62%
Gain on disposition of property, plant and equipment and deposits	1,897	99	1,798	nm	7,483	269	7,214	nm
Impairment of non-financial assets	(14,620)	—	(14,620)	(100)%	(31,850)	—	(31,850)	(100)%
Operating loss	(39,626)	(23,578)	(16,048)	68%	(71,985)	(47,286)	(24,699)	52%
Operating margin (1)	(51)%	(57)%	—	—	(50)%	(51)%	—	—

Net financial income (expenses)	2,143	(1,317)	3,460	263%	4,253	10,126	(5,873)	(58)%
Net loss before income taxes	(37,483)	(24,895)	(12,588)	51%	(67,732)	(37,160)	(30,572)	82%

Income tax (expense) recovery	8,639	(1,704)	10,343	607%	3,013	4,581	(1,568)	(34)%
Net loss	(28,844)	(26,599)	(2,245)	8%	(64,719)	(32,579)	(32,140)	99%

Basic and diluted net loss per share (in U.S. dollars)	(0.05)	(0.07)	—	—	(0.12)	(0.09)	—	—
Change in revaluation surplus - digital assets, net of tax	23,003	(5,455)	28,458	522%	9,582	11,978	(2,396)	(20)%
Total comprehensive loss, net of tax	(5,841)	(32,054)	26,213	(82%)	(55,137)	(20,601)	(34,536)	168%

Gross Mining profit (2)	32,367	20,650	11,717	57%	61,731	51,990	9,741	19%
Gross Mining margin (2)	45%	51%	—	—	45%	58%	—	—
Adjusted EBITDA (2)	13,720	11,466	2,254	20%	28,806	34,790	(5,984)	(17)%
Adjusted EBITDA margin (2)	18%	28%	—	—	20%	38%	—	—

nm: not meaningful

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

14	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Cryptocurrency Mining	71,292	40,383	30,909	77%	136,155	89,806	46,349	52%
Cryptocurrency Hosting	2,553	—	2,553	100%	3,124	—	3,124	100%
Electrical services	1,006	1,165	(159)	(14)%	2,100	2,059	41	2%
Energy sales	2,949	—	2,949	100%	3,269	—	3,269	100%
	77,800	41,548	36,252	87%	144,648	91,865	52,783	279%

Q2 2025 v. Q2 2024

Revenues were $77.8 million in Q2 2025 compared to $41.5 million in Q2 2024, an increase of $36.3 million, or 87%.

The most significant factors impacting the increase in Bitfarms’ revenues in Q2 2025 compared to Q2 2024 are presented in the table below. Revenues increased mostly due to an increase in the Company’s average BTC Hashrate and average BTC price, partially offset by the increase in Network Difficulty and lower Block Rewards following the BTC halving event that occurred on April 19, 2024.

(U.S. $ in thousands except where indicated)	Note	BTC	$	% Change
BTC and revenues, including Volta*, for the three months ended June 30, 2024		614	41,548	—
Impact of BTC halving event on April 19, 2024 on Bitfarms’ quantity of BTC earned during Q2 2025	1	(139)	(15,893)	(38)%
Impact of increase in Network Difficulty during Q2 2025 as compared to Q2 2024	2	(460)	(46,733)	(112)%
Impact of increase in average Bitfarms’ BTC Hashrate during Q2 2025 as compared to Q2 2024	3	718	73,311	176%
Impact of difference in average BTC price in Q2 2025 as compared to Q2 2024	4		22,781	55%
Other Mining variance, Computational power sold in exchange for services variance, other revenues and change in Volta*			2,786	7%
BTC and revenues, including Volta*, for the three months ended June 30, 2025		733	77,800	88%

* 9159-9290 Quebec Inc. (“Volta”) is a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its data centers and provides electrician services to both commercial and residential customers in Quebec, Canada.

Notes
[1]	Calculated as the theoretical BTC earned based on Bitfarms’ actual Hashrate during Q2 2025 assuming the BTC halving event did not occur, compared to actual BTC earned during the same period multiplied by average BTC price earned.
[2]	Calculated as the difference in BTC earned in Q2 2025 compared to Q2 2024, based on the change in Network Difficulty, multiplied by Q2 2025 average BTC price earned.
[3]	Calculated as the difference in BTC earned in Q2 2025 compared to Q2 2024, based on the change in Bitfarms’ average Hashrate, multiplied by Q2 2025 average BTC price earned.
[4]	Calculated as the difference in average BTC price in Q2 2025 compared to Q2 2024 multiplied by BTC earned in Q2 2024.

15	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

Q2 2025 v. Q2 2024 (Continued)

The following tables summarize the Company’s revenues and average Hashrate for Q2 2025 and Q2 2024 by country:

Revenues	Three months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
North America
Canada	28,929	28,129	800	3%
United States	32,997	3,296	29,701	901%
	61,926	31,425	30,501	97%
South America
Paraguay	12,217	2,144	10,073	470%
Argentina	3,657	7,979	(4,322)	(54)%
	15,874	10,123	5,751	57%
	77,800	41,548	36,252	87%

Average Operational Hashrate under Management*	Three months ended June 30,
(Average Hashrate in EH/s except where indicated)	2025	2024	Change	% Change
North America
Canada	6.1	4.5	1.6	36%
United States	6.3	0.5	5.8	nm
	12.4	5.0	7.4	148%
South America
Paraguay	2.6	0.4	2.2	550%
Argentina	0.9	1.3	(0.4)	(31)%
	3.5	1.7	1.8	106%
	15.9	6.7	9.2	137%

nm: not meaningful

*Average operational hashrate reflects the hashrate of the Miners that the Company owns and operates.

Bitfarms earned most of its revenues during Q2 2025 from its North American operations. Canada and the United States accounted for 37% and 42% of total revenues, respectively, compared to 68% and 8% in Q2 2024, respectively. The Company’s operations in Paraguay and Argentina accounted for 16% and 5% of total revenues in Q2 2025, respectively, compared to 5% and 19% in Q2 2024, respectively.

In Q2 2025, revenues from the Company’s operations in United States, Paraguay and Canada increased by $29.7 million, $10.1 million and $0.8 million, respectively, compared to Q2 2024. The increases are mainly due to the average Hashrate increase of the United States, Paraguay and Canada operations of 5.8 EH/s, 2.2 EH/s and 1.6 EH/s, respectively, and the increase in average BTC price, partially offset by the decrease in BTC Block Rewards following the BTC halving event that occurred on April 19, 2024 and the increase in Network Difficulty. The Company’s acquisition of Stronghold’s facilities as part of the Stronghold Transaction contributed to 1.4 EH/s, or 16% of the Hashrate increase. Revenues from the Company’s operations in Argentina decreased by $4.3 million in Q2 2025, as compared to Q2 2024 due to the halting of the electricity supply at the Company’s data center in Rio Cuarto, and the factors mentioned above.

16	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

YTD Q2 2025 v. YTD Q2 2024

Revenues were $144.6 million in YTD Q2 2025 compared to $91.9 million in YTD Q2 2024, an increase of $52.8 million, or 57%.

The most significant factors impacting the increase in Bitfarms’ revenues in YTD Q2 2025, compared to YTD Q2 2024, are presented in the table below. Revenues increased mostly due to the increase in average BTC price and the increase in average Bitfarms’ Hashrate, partially offset by the increase in Network Difficulty and lower BTC Block Rewards following the BTC halving event that occurred on April 19, 2024.

(U.S. $ in thousands except where indicated)	Note	BTC	$	% Change
BTC and revenues, including Volta*, for the six months ended June 30, 2024		1,557	91,865	—
Impact of BTC halving event on April 19, 2024 on Bitfarms’ quantity of BTC earned during YTD Q2 2025	1	(818)	(79,445)	(86)%
Impact of increase in Network Difficulty during YTD Q2 2025 as compared to YTD Q2 2024	2	(1,100)	(106,684)	(117)%
Impact of increase in average Bitfarms’ BTC Hashrate during YTD Q2 2025 as compared to YTD Q2 2024	3	1,793	173,972	189%
Impact of difference in average BTC price in YTD Q2 2025 as compared to YTD Q2 2024	4		61,635	67%
Other Mining variance, Computational power sold in exchange for services variance, other revenues and change in Volta*			3,305	4%
BTC and revenues, including Volta*, for the six months ended June 30, 2025		1,432	144,648	57%

* Volta is a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its data centers and provides electrician services to both commercial and residential customers in Quebec, Canada

Notes
[1]	Calculated as the theoretical BTC earned based on Bitfarms’ actual Hashrate during YTD Q2 2025 assuming the BTC halving event did not occur, compared to actual BTC earned during the same period multiplied by average BTC price earned.
[2]	Calculated as the difference in BTC earned in YTD Q2 2025 compared to YTD Q2 2024, based on the change in Network Difficulty, multiplied by YTD Q2 2025 average BTC price earned.
[3]	Calculated as the difference in BTC earned in YTD Q2 2025 compared to YTD Q2 2024, based on the change in Bitfarms’ average Hashrate, multiplied by YTD Q2 2025 average BTC price earned.
[4]	Calculated as the difference in average BTC price in YTD Q2 2025 compared to YTD Q2 2024 multiplied by BTC earned in YTD Q2 2024.

17	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

YTD Q2 2025 v. YTD Q2 2024 (Continued)

The following tables summarize the Company’s revenues and average Hashrate for YTD Q2 2025 and YTD Q2 2024 by country:

Revenues	Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change
North America
Canada	58,707	60,267	(1,560)	(3)%
United States	51,098	8,183	42,915	524%
	109,805	68,450	41,355	60%
South America
Paraguay	24,231	3,860	20,371	528%
Argentina	10,612	19,555	(8,943)	(46)%
	34,843	23,415	11,428	49%
	144,648	91,865	52,783	57%

Average Hashrate under Management*	Six months ended June 30,
(Average Hashrate in EH/s except where indicated)	2025	2024	Change	% Change
North America
Canada	5.9	4.1	1.8	44%
United States	5.0	0.6	4.4	733%
	10.9	4.7	6.2	132%
South America
Paraguay	2.5	0.3	2.2	733%
Argentina	1.1	1.3	(0.2)	(15)%
	3.6	1.6	2.0	125%
	14.5	6.3	8.2	130%

*Average operational hashrate reflects the hashrate of the Miners that the Company owns and operates.

Bitfarms earned most of its revenues during YTD Q2 2025 from its North American operations. Canada and the United States accounted for 41% and 35% of total revenues, respectively, compared to 66% and 9% in YTD Q2 2024, respectively. The Company’s operations in Paraguay and Argentina accounted for 17% and 7% of total revenues in YTD Q2 2025, respectively, compared to 4% and 21% in YTD Q2 2024, respectively.

In YTD Q2 2025, revenues from the Company’s operations in United States and Paraguay increased by $42.9 million and $20.4 million, respectively, compared to YTD Q2 2024. The increases are mainly due to average hashrate increase of the United States and Paraguay operations of 4.4 EH/s and 2.2 EH/s, respectively, and the increases in average BTC price, partially offset by the increase in Network Difficulty and the decrease in Block Rewards following the BTC halving event that occurred on April 19, 2024. The Company’s acquisition of Stronghold facilities as part of the Stronghold Transaction contributed to 1.4 EH/s, or 18% of the Hashrate increase. Revenues from the Company’s operations in Argentina and Canada decreased by $8.9 million and $1.6 million, respectively, in YTD Q2 2025, as compared to YTD Q2 2024, due to the halting of the electricity supply at the Company’s data center in Rio Cuarto, and the other factors mentioned above, partially offset by the average Hashrate increase in Canada.

18	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Energy	(30,108)	(19,461)	(10,647)	55%	(55,516)	(38,808)	(16,708)	43%
Sales tax recovery - energy	—	17,017	(17,017)	(100)%	—	17,017	(17,017)	(100)%
Depreciation and amortization	(37,008)	(57,337)	20,329	(35)%	(66,701)	(96,314)	29,613	(31)%
Sales tax recovery - depreciation and amortization	—	8,760	(8,760)	(100)%	—	8,760	(8,760)	(100)%
Hosting expenses	—	—	—	—%	(7,735)	—	(7,735)	(100)%
Infrastructure expenses	(15,334)	(929)	(14,405)	nm	(19,011)	(2,896)	(16,115)	556%
Electrical components and salaries	(830)	(873)	43	(5)%	(1,707)	(1,581)	(126)	8%
	(83,280)	(52,823)	(30,457)	58%	(150,670)	(113,822)	(36,848)	32%

nm: not meaningful

Q2 2025 v. Q2 2024

Bitfarms’ cost of revenues for Q2 2025 was $83.3 million, compared to $52.8 million for Q2 2024. The increase in cost of revenues was mainly attributable to:

●	A $25.8 million sales tax recovery in Q2 2024 for sales taxes paid by the Company from February 5, 2022 to April 2024 due to the Company receiving confirmation from the provincial tax authorities that Canadian sales taxes are refundable, compared to nil in Q2 2025. Refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
●	A $14.4 million increase in infrastructure expenses, mainly due to:
○	A $10.6 million increase related to operating expenses at the Panther Creek and Scrubgrass power plants, following the acquisition of Stronghold in the first quarter of 2025. The expenses included $3.4 million of labor costs and other employee benefits, $6.0 million of plant maintenance costs and $1.2 million of other operating expenses; and
○	A $1.4 million increase in Mining operations consulting expenses at the Scrubgrass, Panther Creek and Sharon data centers.
●	A $10.6 million, or 55%, increase in energy expenses, mainly due to:
○	The Company adding new and more efficient Miners, which increased energy utilization to an average of 318 MW during Q2 2025 versus 199 MW for the same period in 2024, resulting in an increase in electricity costs of $7.5 million; and
○	A $9.8 million increase due to fuel expenses for the Panther Creek and Scrubgrass power plants following the acquisition of Stronghold in the first quarter of 2025, partially offset by $6.6 million of renewable energy credits (“RECs”) in Q2 2025.

The increase was partially offset by:

●	A $20.3 million decrease in non-cash depreciation and amortization expense due to the accelerated depreciation recorded in Q2 2024 related to the upgrade program which decreased the anticipated useful life of older Miners. Refer to Note 12 - Property, Plant and Equipment to the 2024 Annual Financial Statements.

19	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues (Continued)

YTD Q2 2025 v. YTD Q2 2024

Bitfarms’ cost of revenues was $150.7 million for YTD Q2 2025 compared to $113.8 million for YTD Q2 2024. The increase in cost of revenues was mainly due to:

●	A $16.7 million, or 43%, increase in energy expenses, mainly due to:
◦	A $12.0 million increase due to fuel expenses from its power plants to generate revenues following the acquisition of Stronghold in the first quarter of 2025, partially offset by $6.6 million of RECs in YTD Q2 2025; and
◦	The Company adding new and more efficient Miners, which increased energy utilization to an average of 299 MW during YTD Q2 2025 versus 206 MW for the same period in 2024, resulting in an increase in electricity costs of $11.3 million.
●	A $25.8 million sales tax recovery received in Q2 2024 for sales taxes paid by the Company from February 5, 2022 to April 2024 due to the Company receiving confirmation from the provincial tax authorities that Canadian sales taxes are refundable, compared to nil in YTD Q2 2025. Refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
●	A $16.1 million, or 556%, increase in infrastructure expenses, mainly due to:
◦	A $12.1 million increase related to operating expenses at the Panther Creek and Scrubgrass power plants following the acquisition of Stronghold in the first quarter of 2025. The expenses included $3.9 million of labor costs and other employee benefits, $6.3 million of plant maintenance costs and $1.9 million of other operating expenses; and
◦	A $1.4 million increase in Mining operations consulting expenses at the Scrubgrass, Panther Creek and Sharon data centers.
●	A $7.7 million, or 100%, increase in hosting expenses, mainly due to:
◦	A $4.4 million increase in electricity costs incurred in Q1 2025 for the hosting of the Company’s Miners at the Panther Creek and Scrubgrass facilities prior to the acquisition of Stronghold; and
◦	A non-recurring increase of $3.3 million in hosting expenses as the Company had its Miners hosted at Stronghold’s Panther Creek and Scrubgrass facilities in the first quarter of 2025, prior to the acquisition of Stronghold.

These increases were partially offset by:

●	A $29.6 million decrease in non-cash depreciation and amortization expense due to the accelerated depreciation recorded in YTD Q2 2024 related to the upgrade program which decreased the anticipated useful life of older Miners. Refer to Note 12 - Property, Plant and Equipment to the 2024 Annual Financial Statements.

20	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Salaries and wages	(8,107)	(4,032)	(4,075)	101%	(14,277)	(10,079)	(4,198)	42%
Share-based payments	(3,615)	(1,675)	(1,940)	116%	(8,052)	(4,769)	(3,283)	69%
Professional services	(4,291)	(5,695)	1,404	(25)%	(9,978)	(7,353)	(2,625)	36%
Sales tax recovery - professional services	—	1,389	(1,389)	(100)%	—	1,389	(1,389)	(100)%
Advertising and promotion	(1,092)	(165)	(927)	562%	(1,210)	(281)	(929)	331%
Insurance, duties and other	(3,441)	(2,436)	(1,005)	41%	(6,545)	(4,393)	(2,152)	49%
Travel, motor vehicle and meals	(730)	(466)	(264)	57%	(1,200)	(712)	(488)	69%
Telecom hosting and telecommunications	(147)	(75)	(72)	96%	(334)	(153)	(181)	118%
Sales tax recovery - other general and administrative expenses	—	753	(753)	(100)%	—	753	(753)	(100)%
	(21,423)	(12,402)	(9,021)	73%	(41,596)	(25,598)	(15,998)	62%

Q2 2025 v. Q2 2024

Bitfarms’ general and administrative (“G&A”) expenses were $21.4 million in Q2 2025, compared to $12.4 million for Q2 2024. The increase of $9.0 million, or 73%, was largely due to:

●	A $4.1 million increase in salaries and wages due to (i) the increase in the Company’s headcount in Q2 2025 compared to Q2 2024 to support the global expansion as well as merit and market-based adjustments and cost of living salary increases and (ii) the salaries paid to Stronghold employees following the acquisition in the first quarter of 2025;
●	A $2.1 million sales tax recovery received in Q2 2024 for sales taxes paid by the Company from February 5, 2022 to April 2024 due to the Company receiving confirmation from the provincial tax authorities that Canadian sales taxes are refundable, compared to nil in Q2 2025. Refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements; and
●	A $1.9 million increase in share-based payments due to higher outstanding stock options and new restricted stock units (“RSU”) granted during Q2 2025 compared to Q2 2024.

21	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses (Continued)

YTD Q2 2025 v. YTD Q2 2024

For YTD Q2 2025, Bitfarms’ G&A expenses were $41.6 million, compared to $25.6 million for the same period in 2024. The increase in G&A expenses of $16.0 million, or 62%, was mainly due to:

●	A $4.2 million increase in salaries and wages due to (i) the increase in the Company’s headcount in YTD Q2 2025 compared to YTD Q2 2024 to support the global expansion as well as merit and market-based adjustments and cost of living salary increases and (ii) the salaries paid to Stronghold employees following the acquisition in the first quarter of 2025;
●	A $2.1 million sales tax recovery received in Q2 2024 for sales taxes paid by the Company from February 5, 2022 to April 2024 due to the Company receiving confirmation from the provincial tax authorities that Canadian sales taxes are refundable, compared to nil in YTD Q2 2025. Refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements;
●	A $2.2 million increase in insurance, duties and other due to increases in property and liability insurance expense as a result of expanded infrastructure and a larger number of Miners deployed as well as increases in property taxes, other taxes, permits and software licenses to support the global expansion;
●	A $2.6 million increase in professional services related to legal and accounting fees associated with non-recurring activities including the Stronghold Transaction and related filing fees; and
●	A $3.3 million increase in share-based payments due to higher outstanding stock options and RSU granted in connection with the Stronghold acquisition during YTD Q2 2025 compared to YTD Q2 2024.

22	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

D.	Net financial income (expenses)

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Gain (loss) on revaluation of warrants	145	(1,455)	1,600	110%	5,763	7,585	(1,822)	(24)%
Gain (loss) on derivative assets and liabilities	3,740	(2,135)	5,875	275%	26	355	(329)	(93)%
Gain on settlement of Refundable Hosting Deposits	—	—	—	—%	945	—	945	100%
Gain on disposition of marketable securities	29	413	(384)	(93)%	420	751	(331)	(44)%
Interest income	460	2,042	(1,582)	(77)%	1,410	2,722	(1,312)	(48)%
Interest on long-term debt and lease liabilities	(2,150)	(349)	(1,801)	516%	(2,795)	(727)	(2,068)	284%
Loss on foreign exchange	(156)	(943)	787	(83)%	(319)	(1,004)	685	(68)%
Other financial (expenses) income	75	1,110	(1,035)	(93)%	(1,197)	444	(1,641)	(370)%
	2,143	(1,317)	3,460	263%	4,253	10,126	(5,873)	(58)%

Q2 2025 v. Q2 2024

Bitfarms’ net financial income was $2.1 million for Q2 2025, compared to a $1.3 million expense for Q2 2024. The $3.5 million favorable change was primarily related to:

●	A $5.9 million favorable change in gain (loss) on derivative assets and liabilities mainly due to:
◦	Net gain of $2.0 million in Q2 2025 from the Bitcoin One Program, which includes an unrealized gain of $6.6 million on open positions, partially offset by realized loss of $4.6 million on closed positions. Refer to Section 10b - Capital Resources (Bitcoin One program for digital assets management);
◦	Net gain of $1.8 million in Q2 2025 from the BTC Redemption Option. Refer to Note 10 to the Financial Statements; and
◦	Net loss on derivative assets and liabilities of $2.1 million in Q2 2024, mainly from the unrealized loss on the change in fair value of open Synthetic HODLTM positions. Refer to Note 10 to the Financial Statements for more details.
●	A $1.6 million favorable change in gain (loss) on revaluation of warrants due to the decrease in the fair value of the warrant liabilities for the 2023 private placement and Macquarie credit facility (the “2025 Warrants”) in Q2 2025 compared to the increase in the fair value of the warrant liabilities for the 2021 and 2023 private placements in Q2 2024.

The favorable change was partially offset by:

●	A $1.6 million decrease in interest income due to the Company’s lower average cash balance and lower interest rates during Q2 2025 compared to Q2 2024. Refer to section 10a - Liquidity and Capital Resources (Cash flows) for details of the Company’s cash flows.
●	A $1.8 million increase in interest on long-term debt and lease liabilities due to the interest on the Macquarie credit facility signed in April 2025, and higher interest on lease liabilities in Q2 2025 compared to Q2 2024 due to new leases.

23	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

D.	Net financial income (expenses) (Continued)

YTD Q2 2025 v. YTD Q2 2024

Bitfarms’ net financial income was $4.3 million for YTD Q2 2025, compared to $10.1 million for YTD Q2 2024. The $5.9 million decrease was mainly due to:

●	A $2.1 million increase in interest on long-term debt and lease liabilities due to the interest on the Macquarie credit facility, and higher interest on lease liabilities in YTD Q2 2025 compared to YTD Q2 2024 due to new leases;
●	A $1.8 million unfavorable change in gain (loss) on revaluation of warrants due to the fair value of the warrant liabilities for the 2023 private placement and Macquarie credit facility in YTD Q2 2025 decreasing less than the fair value of the warrant liabilities for the 2021 and 2023 private placements in YTD Q2 2024;
●	A $1.3 million decrease in interest income due to the Company’s lower average cash balance during YTD Q2 2025 compared to YTD Q2 2024. Refer to Section 10a - Liquidity and Capital Resources (Cash Flows) for details of the Company’s cash flows.

24	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

E.	Impairment

First quarter of 2025

During the first quarter of 2025, as a result of the decline of the Company’s market capitalization and BTC price, the Company performed separate evaluations of the recoverable amount of the assets for operating cryptocurrency mining facilities in Canada, United States, Argentina and Paraguay. The Company also observed an increase in gas prices which affects the Company’s cost of energy in Argentina. The recoverable amount for the Argentina cash generating unit (“CGU”) was calculated using the value in use model, which was determined to be lower than its carrying amount. Based on its calculation, the Company determined that an impairment loss should be recorded on its Argentina CGU.

For more details of the key assumptions used in the calculations, refer to Note 12 - Impairment to the Financial Statements.

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Argentina CGU
Equipment and construction prepayments	1,430	—	1,430	100%	1,661	—	1,661	100%
ROU assets	—	—	—	100%	103	—	103	100%
Property, plant and equipment	13,190	—	13,190	100%	28,766	—	28,766	100%
	14,620	—	14,620	100%	30,530	—	30,530	100%

Miners held for sale	—	—	—	100%	1,320	—	1,320	100%
	14,620	—	14,620	100%	31,850	—	31,850	100%

Q2 2025

As a result of the suspension of the Mining activities in Argentina, the Company performed an evaluation of the recoverable amount of the assets for operating cryptocurrency mining facilities in Argentina. The recoverable amount for the Argentina CGU was calculated using fair value less costs of disposal, which was determined to be lower than its carrying amount. Based on its calculation, the Company determined that an impairment loss should be recorded on its Argentina CGU in the amount of $14.6 million during Q2 2025, of which $13.2 million was allocated to PPE and $1.4 million to equipment and construction prepayments. The impairment loss was recognized in profit or loss under Impairment on non-financial assets, compared to an impairment loss of nil in Q2 2024. Refer to Section 19 - Risk Factors (The Company’s operations in Rio Cuarto have been suspended due to a halt in its supply of electrical power on May 12, 2025).

Q2 2025 YTD

The impairment loss on the Company’s Argentina CGU recorded in YTD Q2 2025 amounted to $30.5 million, of which $28.8 million was allocated to PPE, $1.7 million to equipment and construction prepayments and $0.1 million to right-of-use (“ROU”) assets. The impairment loss was recognized in profit or loss under Impairment on non-financial assets, compared to an impairment loss of nil in YTD Q2 2024.

The majority of assets included in the Argentina CGU were funded through a funding mechanism facilitating the favorable conversion of U.S. dollars to Argentine Pesos, which generated a gain on disposition of marketable securities. The gain on disposition of marketable securities is reflected in the value of the assets before any impairment charge is incurred. The combined impact of the cumulative impairment charges on the operating Argentina CGU and the cumulative gain on disposition of marketable securities from Argentina is reflected as an expense of $48.8 million in profit or loss.

In addition, the Company recorded an impairment loss of $1.3 million on its Miners held for sale in YTD Q2 2025 as compared to nil in YTD Q2 2024.

25	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. SELECTED QUARTERLY INFORMATION

(U.S. $ in thousands except earnings per share)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Revenues	77,800	66,848	56,163	44,853	41,548	50,317	46,241	34,596
Net loss	(28,844)	(35,875)	15,165	(36,649)	(26,599)	(5,980)	(62,045)	(16,507)
Basic earnings (loss) per share	(0.05)	(0.07)	0.03	(0.08)	(0.07)	(0.02)	(0.21)	(0.06)
Diluted earnings (loss) per share	(0.05)	(0.07)	0.03	(0.08)	(0.07)	(0.02)	(0.21)	(0.06)

Net (loss) income before income taxes	(37,483)	(30,249)	5,458	(36,651)	(24,895)	(12,265)	(62,423)	(16,106)
Interest (income) and expense	1,690	(305)	(290)	(2,014)	(1,693)	(302)	91	368
Depreciation and amortization	37,008	29,693	24,584	28,829	57,337	38,977	21,790	21,767
Sales tax recovery - depreciation and amortization	—	—	—	—	(8,760)	—	—	—
EBITDA (1)	1,215	(861)	29,752	(9,836)	21,989	26,410	(40,542)	6,029
EBITDA margin (1)	2%	(1)%	53%	(22)%	53%	52%	(88)%	17%
Share-based payment	3,615	4,437	4,021	5,159	1,675	3,094	3,906	2,011
(Reversal of) revaluation loss on digital assets	—	—	—	—	—	—	(1,183)	1,183
Impairment of non-financial assets	14,620	17,230	—	3,628	—	—	2,270	—
Loss (gain) on revaluation of warrants	(145)	(5,618)	(6,314)	(5,704)	1,455	(9,040)	42,760	(2,196)
Gain on disposition of marketable securities	(29)	(391)	(782)	(780)	(413)	(338)	(999)	(4,120)
Gain on settlement of Refundable Hosting Deposits	—	(945)	—	—	—	—	—	—
Professional services not associated with ongoing operations	—	1,671	1,287	9,383	3,096	—	—	—
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (2)	—	—	—	—	(18,468)	2,387	2,485	2,366
Net financial expenses and other	(5,556)	(437)	(13,649)	3,706	2,132	811	7,635	3,610
Adjusted EBITDA (1)	13,720	15,086	14,315	5,556	11,466	23,324	16,332	8,883
Adjusted EBITDA margin (1)	18%	23%	25%	12%	28%	46%	35%	26%

[1]	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

[2]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.

26	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. SELECTED QUARTERLY INFORMATION (Continued)

Although the BTC Mining industry experiences volatility, BTC prices are not generally subject to seasonality or seasonal effects. Seasonal fluctuations in energy supply, however, may impact the Company’s operations. The majority of the Company’s operations during the above periods were in Quebec, Canada, where power was sourced directly from Hydro-Québec, Hydro-Magog, Hydro-Sherbrooke and the City of Baie-Comeau. The Company also had operations in Washington State, United States, that were powered by the Grant County Power Utility District; operations in Pennsylvania, United States, that were powered by Stronghold and the PJM Interconnection Merchant Market; as well as operations in Paraguay that were powered by ANDE and Compañía de Luz y Fuerza S.A (“CLYFSA”). Energy rates in Argentina increase during the winter months of May through September. Among other phenomena, changing weather in Quebec (Canada), Washington State (United States), Paraguay and Argentina may impact seasonal electricity needs and costs. Periods of extreme cold or extreme hot weather may contribute to service interruptions in cryptocurrency Mining operations. Changes to supply and/or demand of electricity may result in curtailment of electricity to the Company’s cryptocurrency Mining operations. The Company’s geographical diversification may reduce the risk and extent of extreme weather and other external factors unduly affecting the Company’s overall performance.

For Q2 2025 details, refer to Section 7A - Financial Performance (Revenues); Section 10A - Liquidity and Capital Resources (Cash Flows); and Section 6 - Expansion Projects (United States Expansion, Paraguay Expansion, and Canada Expansion) of this MD&A.

27	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

Non-IFRS financial measures

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 23 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A.

Measures	Definition	Purpose
Gross Mining profit	Gross Profit adjusted to exclude: (i) non-Mining revenues; (ii) depreciation and amortization; (iii) expenses related to hosting and energy revenues; (iv) purchase of electrical components and other expenses; (v) electrician salaries and payroll taxes; and (vi) sales tax recovery.	●	To assess profitability after power costs in cryptocurrency production and other infrastructure costs. Power costs are the largest variable expense in Mining.
		●	To provide the users of the MD&A the ability to assess the gross profitability of the Company’s digital asset Mining operations.
EBITDA	Net income (loss) adjusted to exclude: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization.	●	To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.
		●	To provide the users of the MD&A with additional information to assist them in understanding components of the Company’s financial results, including a more complete understanding of factors and trends affecting its performance.
		●	Used by Management to facilitate comparisons of cash operating performance excluding the impact of charges and credits associated with financing the operations and growth of the Company from period to period and to prepare annual operating budgets and forecasts.
Adjusted EBITDA	EBITDA adjusted to exclude: (i) share-based payment; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) (reversal of) revaluation loss on digital assets; (v) gain on disposition of marketable securities, gains or losses on derivative assets and liabilities and discount expense on VAT receivable; (vi) loss (gain) on revaluation of warrants and warrant issuance costs; (vii) loss on currency exchange; (viii) sales tax recovery; and (iv) other non-recurring items that do not reflect the core performance of the Company.	●	To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.
		●	To provide the users of the MD&A a consistent comparable metric for profitability of the Company’s core operations across time periods.
		●	Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

28	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial measures (Continued)

Measures	Definition	Purpose
Direct Cost	Cost of revenues adjusted to exclude: (i) depreciation and amortization; (ii) expenses related to hosting and energy revenues; (iii) purchases of electrical components; (iv) electrician salaries and payroll taxes; (v) infrastructure; (vi) sales tax recovery; and (vii) other direct expenses.	●	To assess the Company’s power and hosting costs, the largest variable expense in Mining.
		●	To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost and marginal cost for its core digital asset Mining operations across time periods.
		●	Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.
Total Cash Cost	The sum of cost of revenues and general and administrative expenses before: (i) depreciation and amortization; (ii) non-cash service expense; (iii) expenses related to hosting and energy revenues; (iv) purchases of electrical components; (v) electrician salaries and payroll taxes; (vi) share-based payment; (vii) other direct expenses; (viii) sales tax recovery; and (ix) other non-recurring items that do not reflect the core performance of the Company.	●	To assess the total cash cost of the Company’s core digital asset Mining operations.
		●	To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.
		●	Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

29	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios

Ratios	Definition	Purpose
Gross Mining margin	The percentage obtained when dividing Gross Mining profit by Mining related revenues.	●	To assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining.
		●	To provide the users of the MD&A the ability to assess the profitability of the Company’s core digital asset Mining operations, exclusive of depreciation and amortization and certain general and administrative expenses.
EBITDA margin	The percentage obtained when dividing EBITDA by Revenues.	●	To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.
		●	Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.
		●	Useful for providing users of the MD&A with additional information to assist them in understanding components of the Company’s financial results, including a more complete understanding of factors and trends affecting its performance.
Adjusted EBITDA margin	The percentage obtained when dividing Adjusted EBITDA by Revenues.	●	To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.
		●	To provide a consistent comparable metric for profitability of the Company’s core performance across time periods.
		●	Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

30	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios (Continued)

Ratios	Definition	Purpose
Direct Cost per BTC	The amount obtained when dividing Direct Cost by the quantity of BTC earned.	●	To assess the Company’s power costs, the largest variable expense in Mining.
		●	To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost for its core digital asset Mining operations across time periods.
		●	Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.
Total Cash Cost per BTC	The amount obtained when dividing Total Cash cost by the quantity of BTC earned.	●	To assess the total cash cost of the Company’s core digital asset Mining operations.
		●	To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.
		●	Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Supplemental financial ratios

The Company utilizes the following supplemental financial ratios in assessing operating performance.

Ratios	Definition	Purpose
Gross margin	The percentage obtained when dividing Gross profit by Revenues.	●	To assess profitability of the Company across time periods.
Operating margin	The percentage obtained when dividing Operating income (loss) by Revenues.	●	To assess operational profitability of the Company across time periods.

31	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

A.	Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Revenues	77,800	41,548	36,252	87%	144,648	91,865	52,783	57%

Net loss before income taxes	(37,483)	(24,895)	(12,588)	51%	(67,732)	(37,160)	(30,572)	82%
Interest income (expense)	1,690	(1,693)	3,383	(200)%	1,385	(1,995)	3,380	(169)%
Depreciation and amortization	37,008	57,337	(20,329)	(35)%	66,701	96,314	(29,613)	(31)%
Sales tax recovery - depreciation and amortization	—	(8,760)	8,760	100%	—	(8,760)	8,760	100%
EBITDA	1,215	21,989	(20,774)	(94)%	354	48,399	(48,045)	(99)%
EBITDA margin	2%	53%	—	—	—%	53%	—	—
Share-based payment	3,615	1,675	1,940	116%	8,052	4,769	3,283	69%
Impairment of non-financial assets	14,620	—	14,620	100%	31,850	—	31,850	100%
Gain on revaluation of warrants	(145)	1,455	(1,600)	(110)%	(5,763)	(7,585)	1,822	(24)%
Gain on disposition of marketable securities	(29)	(413)	384	(93)%	(420)	(751)	331	(44)%
Gain on settlement of Refundable Hosting Deposits	—	—	—	—%	(945)	—	(945)	100%
Professional services not associated with ongoing operations	—	3,096	(3,096)	100%	1,671	3,096	(1,425)	(46)%
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (1)	—	(18,468)	18,468	100%	—	(16,081)	16,081	100%
Net financial (income) expense and other	(5,556)	2,132	(7,688)	(361)%	(5,993)	2,943	(8,936)	(304)%
Adjusted EBITDA	13,720	11,466	2,254	20%	28,806	34,790	(5,984)	(17)%
Adjusted EBITDA margin	18%	28%	—	—	20%	38%	—	—

1	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.

32	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

B.	Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Gross loss	(5,480)	(11,275)	5,795	(51)%	(6,022)	(21,957)	15,935	(73)%
Non-Mining revenues¹	(6,508)	(1,165)	(5,343)	459%	(8,493)	(2,059)	(6,434)	312%
Depreciation and amortization	37,008	57,337	(20,329)	(35)%	66,701	96,314	(29,613)	(31)%
Expenses related to hosting and energy revenues	6,517	—	6,517	100%	7,838	—	7,838	100%
Sales tax recovery - depreciation and amortization	—	(8,760)	8,760	100%	—	(8,760)	8,760	100%
Electrical components and salaries	830	873	(43)	(5)%	1,707	1,581	126	8%
Sales tax recovery - prior years - energy and infrastructure²	—	(16,366)	16,366	100%	—	(14,338)	14,338	100%
Other	—	6	(6)	(100)%	—	1,209	(1,209)	100%
Gross Mining profit	32,367	20,650	11,717	57%	61,731	51,990	9,741	19%
Gross Mining margin	45%	51%	—	—	45%	58%	—	—

(1)	Non-Mining revenues reconciliation:

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Revenues	77,800	41,548	36,252	87%	144,648	91,865	52,783	57%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues³	(71,292)	(40,383)	(30,909)	77%	(136,155)	(89,806)	(46,349)	52%
Non-Mining revenues	6,508	1,165	5,343	459%	8,493	2,059	6,434	312%

(2)	Sales tax recovery relating to energy and infrastructure expenses has been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
(3)	Mining revenues include revenues from sale of computational power used for hashing calculations and revenues from computational power sold in exchange of services.

33	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

C.	Calculation of Direct Cost and Direct Cost per BTC

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Cost of revenues	83,280	52,823	30,457	58%	150,670	113,822	36,848	32%
Depreciation and amortization	(37,008)	(57,337)	20,329	(35)%	(66,701)	(96,314)	29,613	(31)%
Expenses related to hosting and energy revenues	(2,857)	—	(2,857)	(100)%	(3,673)	—	(3,673)	(100)%
Sales tax recovery - depreciation and amortization	—	8,760	(8,760)	100%	—	8,760	(8,760)	(45)%
Electrical components and salaries	(830)	(873)	43	(5)%	(1,707)	(1,581)	(126)	8%
Infrastructure expenses	(15,334)	(922)	(14,412)	nm	(19,011)	(2,896)	(16,115)	556%
Infrastructure expenses related to self-producing energy for mining	7,321	—	7,321	100%	8,329	—	8,329	100%
Sales tax recovery - prior years - energy and infrastructure (1)	—	16,366	(16,366)	(100)%	—	14,338	(14,338)	(100)%
Direct Cost	34,572	18,817	15,755	84%	67,907	36,129	31,778	88%

Quantity of BTC earned	718	614	104	17%	1,411	1,557	(146)	(9)%
Direct Cost per BTC (in U.S. dollars)	48,200	30,600	17,600	58%	48,100	23,200	24,900	107%

nm: not meaningful

[1]	Sales tax recovery relating to energy and infrastructure has been allocated to its respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.

34	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

D.	Calculation of Total Cash Cost and Total Cash Cost per BTC

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Cost of revenues	83,280	52,823	30,457	58%	150,670	113,822	36,848	32%
General and administrative expenses	21,423	12,402	9,021	73%	41,596	25,598	15,998	62%
	104,703	65,225	39,478	61%	192,266	139,420	52,846	38%
Depreciation and amortization	(37,008)	(57,337)	20,329	(35)%	(66,701)	(96,314)	29,613	(31)%
Sales tax recovery - depreciation and amortization	—	8,760	(8,760)	(100)%	—	8,760	(8,760)	(100)%
Expenses related to hosting and energy revenues	(6,930)	—	(6,930)		(8,304)	—	(8,304)	(100)%
Non-cash service expense (2)	(965)	—	(965)	(100)%	(1,750)	—	(1,750)	(100)%
Electrical components and salaries	(830)	(873)	43	(5)%	(1,707)	(1,581)	(126)	8%
Share-based payment	(3,615)	(1,675)	(1,940)	116%	(8,052)	(4,769)	(3,283)	69%
Professional services not associated with ongoing operations	—	(3,096)	3,096	100%	(1,671)	(3,096)	1,425	(46)%
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (1)	—	18,468	(18,468)	(100)%	—	16,081	(16,081)	(100)%
Other	—	(415)	415	100%	—	(3,159)	3,159	100%
Total Cash Cost	55,355	29,057	26,298	91%	104,081	55,342	48,739	88%

Quantity of BTC earned	718	614	104	17%	1,411	1,557	(146)	(9)%
Total Cash Cost per BTC (in U.S. dollars)	77,100	47,300	29,800	63%	73,800	35,500	38,300	108%

[1]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
[2]	Non-cash service expense, included in infrastructure, which was exchanged for computational power sold.

35	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES

As discussed below, the Company’s current financing strategy involves (a) strategically selling the BTC it earns and the BTC it holds in treasury and (b) utilizing short-term debt, long-term debt and equity instruments (including the 2024 ATM Program) to fund its expansion activities, operating expenses and debt service requirements. The Company may require additional funds to complete its 2025 and 2026 growth plans discussed in Section 6 - Expansion Projects of this MD&A.

Although the Company operates through its subsidiaries, there are no material legal restrictions and generally no practical restrictions on the ability of the subsidiaries to transfer funds to the Company, except that the Company may be subject to practical limitations on transferring funds from its Argentinian subsidiary. Beginning in the second half of 2019, the Argentine government instituted certain foreign currency exchange controls that could restrict the Company’s Argentinian subsidiary’s access to foreign currency, including the U.S. dollar, for making payments abroad or transferring funds to its parent without prior authorization from the Argentine Central Bank. These regulations have continued to evolve and may become more stringent depending on the Argentine government´s perception of the availability of sufficient national foreign currency reserves. Further, recent changes, as well as any future changes, in national and provincial leadership may result in changing governmental perceptions and actions surrounding importation policies and the availability of foreign currency reserves for commerce. In late 2023, Argentina held a presidential election resulting in the election of a new president, Javier Milei. Many of the foreign exchange restrictions implemented in 2019 are still in place, particularly for imports and dividend payments related to transactions before December 13, 2023.

On April 11, 2025, the International Monetary Fund approved a new $20 billion, 48-month support program for Argentina. At the same time, the Central Bank of Argentina introduced a floating exchange rate system ranging from 1,000 to 1,400 ARS per USD, gradually widening about 1% per month. The central bank will intervene if rates move outside this band, directly affecting the money supply. Capital and currency controls were also eased, improving access to the official exchange market for individuals, businesses, importers, and foreign dividend payments (from 2025 onward). The central bank has issued BOPREAL bonds to address pre-2025 undistributed dividends. The full impact of these changes on Bitfarms remains uncertain as of this MD&A.

The Company sent funds periodically to its Argentinian subsidiary to fund its expansion and operations based on supplier invoices that are paid by the Argentinian subsidiary. The Argentinian subsidiary provided Hashrate services for a market-based fee to its Canadian parent which, in turn, purchased that Hashrate to consolidate and sell to a third-party Mining Pool for which the Canadian parent is compensated in BTC. Accordingly, the Argentinian subsidiary is not structured or contemplated to generate substantial cash flows above its internal requirements.

36	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows

	Six months ended June 30,
(U.S. $ in thousands except where indicated)	2025	2024	$ Change	% Change
Cash, beginning of the period	59,542	84,038	(24,496)	(29)%
Cash flows from (used in):
Operating activities	(93,106)	(55,391)	(37,715)	68%
Investing activities	74,030	(68,506)	142,536	208%
Financing activities	69,936	178,362	(108,426)	(61)%
Exchange rate differences on currency translation	37	116	(79)	(68)%
Cash and restricted cash, end of the period	110,439	138,619	(28,180)	(20)%

Cash Flows used in Operating Activities

Cash flows used in operating activities increased by $37.7 million during YTD Q2 2025 compared to YTD Q2 2024. The Company’s operating cash flows are negative as the proceeds from the BTC sold from its Mining operations are classified within investing activities.

The increase in cash flow used in operating activities is driven primarily by:

●	Higher cash G&A expenses, net of sales tax refund, of $12.7 million as explained in Section 7C - Financial Performance - General & Administrative expenses of this MD&A; and
●	Higher cash energy costs of $33.7 million, including the sales tax recovery of $17.0 million recognized during YTD Q2 2024 for energy costs, and infrastructure expenses of $16.1 million, as explained in Section 7B - Financial Performance - Cost of Revenues of this MD&A.

The increase was partially offset by:

●	An increase in working capital of $26.0 million as explained in Section 11 - Financial Position of this MD&A.

37	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Investing Activities

Cash flows from investing activities increased by $142.5 million during YTD Q2 2025 compared to YTD Q2 2024.

The increase in cash flow from investing activities is driven primarily by:

●	An increase in proceeds from sale of digital assets earned of $54.4 million as a result of higher BTC prices when selling 1,480 BTC in YTD Q2 2025 compared to lower BTC prices when selling 1,456 BTC in YTD Q2 2024;
●	$59.0 million of net additions of PPE during YTD Q2 2025, compared to $121.6 million for the same period in 2024, primarily due to the acquisition of Miners and infrastructure build-out;
●	$47.5 million of proceeds received from the sale of the Yguazu Mining Site, as described in Note 6 - Sale of the Yguazu Mining Site to the Financial Statements;
●	$4.8 million in advance payments YTD Q2 2025, compared to $31.0 million in advanced payments during YTD Q2 2024, mainly for the fleet upgrade; and
●	$1.1 million of net proceeds from disposition of derivative assets and liabilities in YTD Q2 2025, as described in Note 10- Derivative Assets and Liabilities to the Financial Statements, compared to nil in YTD Q2 2024.

The increase was partially offset by:

●	The acquisition of Stronghold for $48.1 million in YTD Q2 2025, as described in Note 5 - Business Combination to the Financial Statements, compared to nil in YTD Q2 2024.

Cash Flows from Financing Activities

Cash flows from financing activities decreased by $108.4 million from $178.4 million for YTD Q2 2024 to $69.9 million for YTD Q2 2025.

YTD Q2 2025

●	The Company raised $23.6 million of net proceeds from its 2024 ATM Program as discussed below.
●	The Company raised $50.0 million through the Macquarie credit facility and incurred $3.2 million professional fees.
●	The amounts raised were partially offset by scheduled payments primarily relating to lease liabilities of approximately $1.0 million.

38	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

YTD Q2 2024

●	The Company raised:
◦	$174.5 million of net proceeds from its 2024 ATM Program as discussed below, partially offset by $0.9 million of capitalized professional fees and registration expenses to initiate the 2024 ATM Program;
◦	$8.5 million of net proceeds from the exercise of stock options and warrants; and
◦	$1.7 million from the sale and leaseback of its Garlock facility.
●	The amounts raised were partially offset by scheduled and one-time payments relating to:
◦	Principal repayments of $4.0 million to fully repay the NYDIG loan, which matured and expired in February 2024; and
◦	Lease liabilities of approximately $1.4 million.

At-The-Market Equity Offering Program

Bitfarms commenced the 2024 ATM Program on March 11, 2024, by means of a prospectus supplement dated March 8, 2024 (“March Supplement”), to the Company’s short form base shelf prospectus dated November 10, 2023 (“Base Shelf”), and U.S. registration statement on Form F-10, which included a prospectus supplement related to the 2024 ATM Program. The Company may, at its discretion and from time-to-time, sell common shares of the Company in the 2024 ATM Program as for aggregate gross proceeds of up to $375.0 million. The Company capitalized $0.9 million of professional fees and registration expenses to initiate the 2024 ATM Program.

The Company filed amended and restated prospectus supplements dated October 4, 2024, and December 17, 2024, providing disclosure regarding the Stronghold Transaction and the restatement of the Company’s 2023 annual consolidated financial statements and MD&A for the year ended December 31, 2023 and interim consolidated financial statements and MD&A for the nine months ended September 30, 2024, respectively, and amending and restating the March Supplement, to the Company’s existing $375.0 million Base Shelf, with both the Base Shelf and amended and restated prospectus supplement forming a part of the Company’s registration statement on Form F-10.

Q2 2025 v. Q2 2024

During the three months ended June 30, 2025, the Company did not issue common shares through the 2024 ATM Program.

During the three months ended June 30, 2024, the Company issued 67,198,859 common shares through the 2024 ATM Program in exchange for gross proceeds of $140.8 million at an average share price of approximately $2.10. The Company received net proceeds of $136.4 million after paying commissions of $4.2 million to the sales agent, in addition to $0.2 million of other transaction fees.

39	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

At-The-Market Equity Offering Program (Continued)

YTD Q2 2025 v. YTD Q2 2024

During YTD Q2 2025, the Company issued 14,444,643 common shares in the 2024 ATM Program in exchange for gross proceeds of $24.4 million at an average share price of approximately $1.69. The Company received net proceeds of $23.6 million after paying commissions of $0.8 million to the sales agent.

During YTD Q2 2024, the Company issued 84,196,144 common shares in the 2024 ATM program in exchange for gross proceeds of $180.2 million at an average share price of approximately $2.14. The Company received net proceeds of $174.5 million after paying commissions of $5.4 million to the sales agent, in addition to $0.3 million of other transaction fees.

Use of Proceeds

The Company has used the proceeds from the 2024 ATM Program prudently to support the growth and development of the Company’s major Mining capital expenditure program, as described in Section 6 - Expansion Projects of this MD&A, as well as for working capital and general corporate purposes. The Company does not intend to make significant further capital investments in mining in the near future as it emphasizes its HPC data center development. Described below are the actual use of proceeds from the commencement of the 2024 ATM Program through June 30, 2025:

(U.S. $ in thousands except where indicated)	Use of proceeds from
March 11, 2024 to
Categories	June 30, 2025
Miner fleet upgrade	222,261
Paso Pe (Paraguay) expansion	27,506
Baie-Comeau (Canada) expansion	9,200
Yguazu (Paraguay) expansion	31,506
Stronghold (United States) expansion	23,607
Used proceeds	314,080
Commissions to sales agents and other transaction costs	10,211
Total proceeds raised	324,291
Maximum proceeds available	375,000
Remaining proceeds available	50,709

Private placements

YTD Q2 2025 v. YTD Q2 2024

During YTD Q2 2024, 5,000,000 warrants and 111,111 broker warrants related to the 2023 private placement were exercised, resulting in the issuance of 5,111,111 common shares for proceeds of approximately $6.0 million. During YTD Q2 2025, no warrants were exercised.

40	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources

Bitfarms’ capital management objective is to provide financial resources that will enable the Company to maximize the return to its shareholders while optimizing its cost of capital and ensuring the Company has sufficient liquidity to fund its operating and growth activities. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of the Company’s funding requirements, changes in economic conditions, the cost of providing and availability of financing, and the risks to which the Company is exposed. The Company’s financing strategy is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

Based on the current capital budget and BTC prices, the Company currently anticipates that additional financing will be required to fund its 2025 and 2026 expansion plans and to complete construction of additional HPC data centers, if the Company elects to do so. In order to achieve its business objectives, the Company may sell or borrow against the BTC that are held in treasury as of the date hereof as well as BTC received from its ongoing operations, which may or may not be possible on commercially attractive terms. Bitfarms intends to continue to manage its capital structure by striving to reduce operating expenses and unnecessary capital spending, disposing of inefficient or underutilized assets, obtaining short-term and long-term debt financing and issuing equity.

Digital Asset Management Program

In early January 2021, the Company implemented a digital asset management program under which it holds BTC for its intrinsic value and as a source of liquidity. The Company has internal controls over the management of its digital assets which it evaluates and, as appropriate, enhances on a quarterly basis. On August 1, 2022, Management received approval from the Board to sell daily production, in addition to any sale of up to 1,000 BTC from treasury, should market conditions and the Company’s projected financing requirements justify such sales in Management’s discretion.

Presented below are the total BTC sold and proceeds in YTD Q2 2025, which was used to fund operations and expansion plans:

	Three months ended
(U.S. $ in thousands except where indicated)	June 30, 2025	March 31, 2025
Quantity of BTC sold	1,052	428
Total proceeds	100,471	37,263

The sale of BTC as described above, while the Company continued to earn BTC, resulted in total holdings of 1,176 BTC as of June 30, 2025, of which 625 BTC are restricted and relate to the deposits for Miners with the option to redeem and the Bitcoin One program, valued at approximately $126.0 million based on a BTC price of approximately $107,101, as of June 30, 2025.

41	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Custody of digital assets

The Company’s BTC received from the Mining pool operators for its computational power used for hashing calculations is delivered to multi-signature wallets that the Company controls or directs to external third-party custodians. On a regular basis, the Company transfers BTC from its multi-signature wallets to external third-party custodians, Coinbase Custody Trust Company, LLC (“Coinbase Custody”), a subsidiary of Coinbase Global, Inc. (“Coinbase”) and Anchorage Digital Bank National Association (“Anchorage Digital”). Coinbase Custody provides custody and related services for clients’ digital assets as a fiduciary pursuant to the New York State Department of Financial Services under Section 100 of the New York Banking Law. Anchorage Digital is the only federally chartered crypto bank in the U.S., serves as a custodian for digital assets, and is licensed and regulated by the Office of the Comptroller of the Currency. Currently, Coinbase Custody and Anchorage Digital provide only custodial services to the Company and do not use a sub-custodian. Coinbase Custody and Anchorage Digital are not related parties to the Company.

The Company has internal controls in place to evaluate its custodians on a quarterly basis. If the Company was to face challenges with one of its custodians, the Company could transfer digital assets between custodians and has its own multi-signature wallets as a contingency plan that would have a minimal impact on the Company’s operations.

As of August 11, 2025, the Company has 1,402 BTC, valued at $168.2 million on its balance sheet, based on a price of $120,000 per BTC. As of the date of this MD&A, 88% of the Company’s BTC are held in custody with Coinbase Custody and Anchorage Digital with the remaining 12% held by third parties and classified as restricted digital assets in the statement of financial position.

Coinbase Custody maintains an insurance policy of $100.0 million for its cold storage and Anchorage Digital maintains an insurance policy of $100.0 million for its cold and hot storage; however, the Company cannot ensure that the full limits of those policies would be available to the Company or, if available, would be sufficient to make the Company whole for any BTC that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody or Anchorage Digital which have resulted in the Company’s crypto assets being lost or stolen, or (ii) anything with regards to Coinbase Custody’s or Anchorage Digital’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase or Anchorage Digital may not be recoverable in the event of bankruptcy by Coinbase, Anchorage Digital or their affiliates. In Coinbase’s quarterly report, on Form 10-Q, filed with the U.S. Securities Exchange Commission on July 31, 2025, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

42	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Bitcoin One program for digital assets management

In February 2025, the Board approved the launch of the Bitcoin One initiative as the successor to the Company’s retired hedging program and Synthetic HODLTM program for digital assets management, which was deployed in February 2025 and is under strategic review since August 1, 2025. Bitcoin One is a quantitative investment multi-strategy program that employs leverage to accelerate BTC accumulation. The Board authorized the risk management committee to deploy up to (i) 100% of the Company’s BTC in treasury, plus (ii) three months of expected forward production calculated on a rolling basis, plus (iii) $10.0 million under Bitcoin One to be actively managed and participate in volatility-targeting strategies.

Bitcoin One focuses on active BTC treasury management through discretionary and rules-based trading algorithms and an active managed volatility targeting program that trades crypto volatility as an asset class and harvests the risk premium that arises from that volatility.

The Company creates a “Synthetic BTC” by utilizing long call options on BTC and a funding mechanism. The call option generates exponentially higher returns than BTC as price increases. The funding mechanism provides the means to pay for the premium of the call option, typically involved selling insurance to market participants such as hedgers and/or extracted a risk premium from structural features in BTC volatility.

Using Synthetic BTC alongside conventional HODL allows the Company to be more adaptive and aggressive towards BTC. The Synthetic BTC uses call options that may outperform BTC and may optimize capital efficiency through call option funding mechanisms.

The performance and innovation of Synthetic BTCs alongside the Company’s conventional treasury positions the Company for an aggressive play on BTC and enables its investors to benefit from a truly unique BTC treasury strategy.

During the three and six months ended June 30, 2025, the Company incurred a net gain of $2.0 million and $0.5 million, respectively, which consisted of unrealized gains on open positions of $6.6 million and $0.2 million, respectively, and realized losses on closed positions of $4.6 million and realized gains of $0.2 million, respectively.

C.	Contractual obligations

The following are the contractual maturities of financial liabilities and gross lease liabilities (non-financial liabilities) with estimated future interest payments, as applicable, as of June 30, 2025:

(U.S. $ in thousands)	2025	2026	2027	2028	2029 and thereafter	Total
Trade accounts payable and accrued liabilities	38,096	—	—	—	—	38,096
Long-term debt	2,451	4,598	56,671	407	3,250	67,377
Lease liabilities	1,947	4,727	4,629	3,917	15,801	31,021
	42,494	9,325	61,300	4,324	19,051	136,494

43	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

D.	Lawsuits

The following table summarizes the Company’s resolved legal cases which have accrued balances as of June 30, 2025:

(U.S. $ in thousands)		As of June 30,	As of December 31,
		2025	2024
FERC Matters	i.	1,065	—
Stronghold Shareholder Securities Lawsuit	ii.	2,036	—
Total settlement accruals		3,101	—
Less current portion		(1,286)	—
Effect of discounting		(117)	—
Non-current portion		1,698	—

The undiscounted legal settlement accruals amounted to $3.1 million as of June 30, 2025 and were recorded in accounts payable and accrued liabilities and other non-current liabilities in the consolidated statements of financial position of the Financial Statements (December 31, 2024: nil).

i. Federal Energy Regulatory Commission (“FERC”) Matters

On November 19, 2021, Scrubgrass received a notice of breach from PJM Interconnection, LLC alleging that Scrubgrass breached Interconnection Service Agreement – No. 1795 (the “ISA”) by failing to provide advance notice to PJM Interconnection, LLC and Mid-Atlantic Interstate Transmission, LLC pursuant to ISA, Appendix 2, section 3, of modifications made to the Scrubgrass Plant. On May 11, 2022, the Division of Investigations of the FERC Office of Enforcement (“OE”) informed the Company that the OE was conducting a non-public preliminary investigation concerning Scrubgrass’ compliance with various aspects of the PJM tariff.

On January 30, 2025, the Federal Energy Regulatory Commission (the “Commission”) approved a Stipulation and Settlement Agreement between the OE and Scrubgrass (the “Settlement Agreement”). Pursuant to the Settlement Agreement, Scrubgrass agreed to: (a) disgorge to PJM $0.7 million in capacity revenues received during the relevant period; (b) pay a civil penalty of $0.7 million for a total of $1.4 million to the United States Treasury; and (c) provide compliance training to relevant personnel and compliance monitoring reports. Scrubgrass is to pay the settlement amount over a period of three years. In the first year, Scrubgrass is to pay a lump sum of $0.4 million, which Scrubgrass paid in February of 2025. In the second and third years, Scrubgrass shall make 8 payments of $0.1 million on a calendar quarter basis. For a period of five years following the effective date of the Settlement Agreement, Scrubgrass is to provide annual compliance training focused primarily on the applicable tariff and related rules, regulations, and requirements applicable to operating generators, to all personnel whose job responsibilities relate to the generators’ participation in Commission jurisdictional markets. As of June 30, 2025, the settlement accrual was $1.1 million and represents the 8 installment payments.

44	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

D.	Lawsuits (Continued)

ii. Shareholder Securities Lawsuit

On April 14, 2022, Stronghold, and certain of its former directors, officers and underwriters were named in a putative class action complaint filed in the United States District Court for the Southern District of New York (Winter v. Stronghold Digital Mining, Case No. 1:22-cv-3088). On October 18, 2022, the plaintiffs filed an amended complaint, alleging that the Company made misleading statements and/or failed to disclose material facts in violation of Section 11 of the Securities Act, 15 U.S.C. §77k and Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), about the Company’s business, operations, and prospects in the Company’s registration statement on Form S-1 related to its initial public offering, and when subsequent disclosures were made regarding these operational issues when the Company announced its fourth quarter and full year 2021 financial results, the Company’s stock price fell, causing significant losses and damages.

On December 16, 2024, the District Court issued an Order granting Preliminary Approval of the Class Action Settlement, Approving Form and Manner of Notice, and Setting Date for Hearing on Final Approval of Settlement. The Company agreed to pay $4.8 million in cash and 25 BTC. On January 15, 2025, $2.5 million was covered by the Company’s insurance providers and Stronghold paid the remaining $2.3 million into escrow. One BTC will be paid monthly for two years. The cash value of each Bitcoin is expected to be calculated monthly according to a price set by the Nasdaq Bitcoin reference price index. As of June 30, 2025, the settlement accrual was $2.0 million and represents the value of the remaining 19 BTC to be paid.

iii. Class Action Lawsuit

On May 9, 2025, a purported shareholder filed a putative class action complaint in the United States District Court for the Eastern District of New York, in a case titled Olympio v. Bitfarms Ltd., Benjamin Gagnon, Jeffrey Lucas, and Geoffrey Morphy, case no 1:25-cv-02630, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, promulgated thereunder. The lawsuit alleges that the Company, its current CEO, its CFO and its former CEO made materially false and/or misleading statements regarding the Company’s business, operations and internal controls over financial reporting. The Plaintiff seeks class certification, unspecified damages plus interest and attorney and expert witness fees and other costs on behalf of a purported class consisting of all persons and entities (subject to specified exceptions) that purchased or otherwise acquired Company common stock from March 21, 2023 and December 9, 2024. The lawsuit was filed by Pomerantz Law Firm. The Company cannot predict the duration or outcome of this lawsuit at this time. As a result, the Company is unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this lawsuit and no provision was recorded as of June 30, 2025. The Company intends to vigorously defend itself in this matter.

45	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

E.	Contingent liability

In 2021, the Company imported Miners into Washington State, United States, that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection challenged the origination of the Miners, asserting that the Miners were manufactured in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%. Since the request for information by U.S. Customs and Border Protection, the Company has been working with the vendor to validate their origination outside of China by visiting contract manufacturer sites and by examining and documenting the manufacture and assembly of the Miners by the vendor and its third-party contractors.

During the third quarter of 2023 and the first quarter of 2025, the Company submitted supporting documentation to U.S. Customs and Border Protection in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9.4 million do not apply. While the final outcome of this matter is uncertain at this time, Management has determined it is not probable that it will result in a future cash outflow for the Company and, as such, no provision was recorded as of June 30, 2025.

F.	Commitments

As of June 30, 2025, the Company did not have any material commitments.

46	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. FINANCIAL POSITION

A.	Working Capital

	As of June 30,	As of December 31,
(U.S. $ in thousands except where indicated)	2025	2024	$ Change	% Change
Total Current Assets	278,261	213,709	64,552	30%
Total Current Liabilities	89,470	36,270	53,200	147%
Working Capital	188,791	177,439	11,352	6%

With the BTC Halving event that occurred on April 19, 2024, the Company continues to place importance on maintaining sufficient liquidity to manage uncertainty and address the inconsistent financing streams associated with debt and equity raises to fund its HPC development activities. The Company also anticipates requiring additional funds to complete its 2025 and 2026 growth plans discussed in Section 6 - Expansion Projects of this MD&A. As of June 30, 2025, Bitfarms had working capital of $188.8 million, compared to $177.4 million as of December 31, 2024.

The increase in working capital was mostly due to:

●	A $25.9 million increase in cash as explained by the cash flows. Refer to Section 10A - Liquidity and Capital Resources - Cash flows of this MD&A;
●	A $15.1 million increase in receivable from disposal of Yguazu Mining site as explained in Section 6b - Expansion Projects (Paraguay Expansion);
●	A $5.9 million increase in inventories mainly attributable to the acquisition of Stronghold as explained in Note 5 to the Financial Statements;
●	A $5.8 million increase in digital assets resulting from the increase in the BTC price during YTD Q2 2025, partially offset by the Company’s balance decreasing by 109 BTC;
●	A $5.6 million increase in rights to energy credits derived from Stronghold’s refuse operations; and
●	A $2.9 million decrease in warrant liabilities due to the subsequent decrease in fair value revaluation of the warrants from the 2023 private placements as a result of the decrease in the Company’s share price.

The increase was partially offset by:

●	A $23.0 million increase in trade payables and accrued liabilities mainly due to $22.3 million attributable to the acquisition of Stronghold as explained in Note 5 to the Financial Statements;
●	A $18.4 million increase in redemption obligation, which represented the remaining BTC Redemption Options for which Miners have been shipped, reflecting the Company’s obligation to either redeem the BTC Pledged for cash or use the BTC Pledged for the purchase of the Miners. No redemption obligation was recorded as of December 31, 2024, as the Miners ordered, for which a deposit payment in BTC was made, had not yet been shipped; and
●	A $6.4 million decrease in short-term prepaid deposits mainly related to the prepayment of electricity to an energy supplier in Argentina during FY 2024.

47	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. FINANCIAL POSITION (Continued)

B.	Property, plant and equipment

The net book value of PPE by country is as follows:

	As of June 30,	As of December 31,
(U.S. $ in thousands except where indicated)	2025	2024	$ Change	% Change
North America
Canada	88,906	117,615	(28,709)	(24)%
United States	299,430	62,854	236,576	376%
	388,336	180,469	207,867	115%
South America
Paraguay	67,834	112,452	(44,618)	(40)%
Argentina	20,916	55,604	(34,688)	(62)%
	88,750	168,056	(79,306)	(47)%
	477,086	348,525	128,561	37%

As of June 30, 2025, Bitfarms had PPE of $477.1 million, compared to $348.5 million as of December 31, 2024. The increase of $128.6 million, or 37%, was primarily due to:

●	The $236.6 million increase in United States PPE mainly due to the $156.7 million increase from the acquisition of Stronghold as explained in Note 5 to the Financial Statements as well as ongoing expansion investments in the United States. Refer to section 6b - Expansion Projects (United States Expansion).

The increase was partially offset by:

●	The $44.6 million decrease in Paraguay PPE primarily due to the sale of the Yguazu Mining Site. Refer to Section 6b - Expansion Projects (Paraguay Expansion); and
●	The $28.7 million and $34.7 million decreases in Canada and Argentina PPE, respectively, mainly due to regular depreciation, which exceeded Miners fleet upgrade and the $28.8 million impairment on Argentina PPE. Refer to Note 12 - Impairment to the Financial Statements.

C.	ROU assets

As of June 30, 2025, Bitfarms had ROU assets of $22.7 million, compared to $23.0 million as of December 31, 2024. The decrease of $0.3 million, or 1%, was mainly due to depreciation, partially offset by additions from the acquisition of Stronghold. Refer to Note 5 to the Financial Statements.

12. FINANCIAL INSTRUMENTS

The Company discloses information on the classification and fair value of its financial instruments, as well as on the nature and extent of risks arising from financial instruments, and related risk management in Note 22 to the Financial Statements and Note 23 to the 2024 Annual Financial Statements. Risks are related to foreign currency, credit, counterparty, liquidity, and concentration.

48	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

13. RELATED PARTY TRANSACTIONS

The Company discloses information on its related party transactions, as defined in IAS 24, Related Party Disclosures, in Note 24 to the 2024 Annual Financial Statements.

14. RESTATEMENT

Restatement of comparative figures

During the fourth quarter of 2024, the Company changed the presentation of the statements of cash flows and determined that the proceeds from sale of digital assets, which are accounted for as an intangible asset under IAS 38, should be classified as investing activities rather than operating activities. The following table reflects the reclassification impact of the comparative six months ended June 30, 2024.

Adjustments to interim consolidated statement of cash flows for the six months ended June 30, 2024

(U.S. $ in thousands)	Six months ended June 30,
	2024 (as reported)	Cash flow reclassification	2024 (as restated)

Cash flows from (used in) operating activities
Net loss	(32,579)	—	(32,579)
Adjustments for:
Proceeds from sale of digital assets earned	83,326	(83,326)	—
Net change in cash related to operating activities	27,935	(83,326)	(55,391)

Cash flows from (used in) investing activities
Proceeds from sale of digital assets earned	—	83,326	83,326
Net change in cash related to investing activities	(151,832)	83,326	(68,506)

49	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING

A.	Disclosure Controls and Procedures

Management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, has designed or caused to be designed under their supervision disclosure controls and procedures (“DC&P”) to provide reasonable assurance that:

i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared; and

ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

B.	Management’s quarterly report on internal control over financial reporting

Management, under the supervision of the CEO and CFO, is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). Management, under the supervision of the CEO and CFO, has designed ICFR, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Identified material weakness

A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In 2023, Management identified that the warrants issued in 2021 should have been classified as a financial liability and accounted for at fair value through profit and loss, and not as equity instruments. The restatement to correct the classification and subsequent accounting for those warrants impacted the consolidated financial statements of the Company for the year ended December 31, 2022, which was reflected in the comparative period for the consolidated financial statements of the Company for the year ended December 31, 2023 filed on December 9, 2024.

50	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING (Continued)

B.	Management’s quarterly report on internal control over financial reporting (Continued)

Identified material weakness (Continued)

In the fourth quarter of 2024, Management also identified a material error in the statements of cash flows, resulting in a reclassification of sales of digital assets from cash flows from operations to cash flows from investing activities. These errors, which impacted the consolidated financial statements for the year ended December 31, 2023 and 2022, were corrected with the filing of Amendment No. 1 to the Annual Report on Form 40-F for fiscal year ended December 31, 2023.

Management concluded that the control over accounting for complex transactions did not operate effectively in these instances, which constitutes a material weakness in ICFR as of December 31, 2024. Management concluded that the Company’s ICFR as of December 31, 2024 was not effective because of the material weakness.

Remediation plan

Remediation efforts to date comprise expanding the finance team to include more Chartered Professional Accountants (CPAs) with technical expertise and experience in evaluating more complex areas of IFRS Accounting Standards, involving the Company’s legal counsel on evaluating complex agreements involving financial instruments and engaging third-party consultants to assist with assessing the accounting for complex transactions and review of financial statements. Management’s efforts to hire more CPAs and involving the Company’s legal counsel and third-party consultants to assist with complex transactions were in place at the end of 2024, and its remediation plan is expected to be completed after review and testing of controls during 2025.

If these remedial measures are insufficient to address the material weakness described above, or are not implemented timely, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future and could have the effects described in Risk Factors of the Company’s MD&A for the year ended December 31, 2024, dated March 26, 2025.

The Company believes that the design implementation of the revised control is complete, the validation and testing of the operating effectiveness of the internal control over a sustained period of financial reporting cycles will be required before it is considered remediated.

C.	Changes in internal control over financial reporting

There have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR during the period beginning on April 1, 2025 and ended June 30, 2025.

D.	Limitation of DC&P and ICFR

All control systems contain inherent limitations, regardless of how well they are designed. As a result, Management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, Management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

51	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING (Continued)

D.	Limitation of DC&P and ICFR (Continued)

In March 2025, the Company acquired Stronghold in the Stronghold Transaction. The Company is currently in the process of evaluating and integrating Stronghold’s controls over financial reporting, which may result in changes or additions to the Company’s internal control over financial reporting. Under guidelines established by the SEC and in accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company. In the Company’s assessment of the scope of disclosure controls and procedures and internal control over financial reporting, the Company has excluded the controls, policies and procedures of Stronghold from the assessment of internal control over financial reporting at June 30, 2025. The Company will continue to evaluate the effectiveness of internal controls over financial reporting as the Company completes the integration of Stronghold.

From March 15, 2025 (the first day following the acquisition) to June 30, 2025, Stronghold generated revenue of $27.5 million and net loss of $2.2 million. As of June 30, 2025, Stronghold’s current assets and current liabilities represented approximately 13.6% and 27.0% of the Company’s consolidated current assets and current liabilities, respectively.

16. RECENT AND SUBSEQUENT EVENTS

A.	Bitmain T21 and S21+ Miners Swap

In July 2025, an exchange agreement was signed to return 10,467 Bitmain T21 Miners. In consideration for the returned Miners, Bitmain will refund the Company with a credit for $23.9 million. Simultaneously, the Company placed another purchase order for 8,585 Bitmain S21+ Miners at a purchase price of $29.9 million to be paid in cash or in BTC. The payment terms, the BTC installments and the BTC Redemption Option are similar to the ones described in Note 9 to the Financial Statements. In July, 2025, the Company paid the net balance of $6.0 million in BTC which can be redeemed on a quarterly basis.

B.	Redemption options of BTC

In July 2025, the Company exercised its option to redeem the third installment of the BTC Pledged in relation to the purchase of Miners under the November 2024 purchase order. The Company redeemed 87 BTC for $8.3 million. Refer to Note 8 to the Financial Statements for more details.

52	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

16. RECENT AND SUBSEQUENT EVENTS (Continued)

C.	Corporate Share Buyback Program

On July 22, 2025, the Company announced that the TSX had approved a normal course issuer bid (“NCIB”), under which the Company may repurchase up to 49,943,031 of its common shares, representing approximately 10% of the Company’s public float as of July 14, 2025.

Purchases under the NCIB may commence on July 28, 2025, and will terminate no later than July 27, 2026. All common shares purchased on the TSX or Nasdaq under the NCIB will be cancelled. The Company has entered into an automatic repurchase arrangement with a designated broker to facilitate repurchases under the NCIB, including during pre-determined blackout periods. The timing and number of shares repurchased will be determined by Management based on market conditions.

During the period from July 28, 2025 to August 11, 2025, the Company repurchased 4,949,244 common shares for cancellation through the Corporate Share Buyback Program in exchange for $6.1 million at an average share price of approximately $1.24 USD and paid $0.1 million of commissions to the purchasing agent.

D.	Agreements to Purchase Land

On August 7, 2025, the Company entered into an agreement to purchase 3 acres of land in Washington State, United States for $1.9 million.

On August 8, 2025, the Company entered into an agreement to purchase 181 acres of land in Pennsylvania, United States for $3.5 million.

E.	Argentina Operations

On August 8, 2025, the Company entered into an agreement with GMSA to have its energy deposit of $3.5 million repaid to the Company over 18 months beginning in January 2026, bearing interest at 5% per annum. GMSA agreed to eliminate the Company's estimated asset retirement obligation for the leased property of $2.8 million as of June 30, 2025. The Company amended its $10,000 per month lease for the property so that the Company pays for the pro-rata portion of land it uses going forward, if any, and extended the lease term to January 2035.

On August 11, 2025, the Company determined that it would discontinue its operations at its Bitcoin data center in Rio Cuarto, Argentina by November 11, 2025 due to the halting of energy supply since May 12, 2025 and future economic uncertainty in the region.

53	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

17. SHARE CAPITAL

As of the date of this MD&A, the Company has 552,599,613 common shares outstanding, 23,760,723 vested and 5,459,670 unvested stock options, 16,172,428 warrants outstanding, 4,974,631 restricted stock units and 4,451,072 performance stock units. There are no preferred shares or any other classes of shares outstanding.

18. REGULATORY COMPLIANCE

The Company has engaged legal counsel in each jurisdiction in which it maintains operations to monitor changes to the laws and regulations of such jurisdiction and to advise how it can maintain compliance with such laws and regulations. Legal counsel reports directly to the CEO. The following is a discussion of regulatory compliance considerations specific to each such jurisdiction:

Canada

The Company operates a total of eight data centers with an aggregate energized power capacity of 170 MW located in the Province of Quebec, Canada. Refer to Section 7 - Expansion Projects - C. Canada Expansion of this MD&A.

There are no material restrictions in Quebec or Canada on the business of operating a data center or conducting the business of the Company as described herein, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Quebec or Canada that would negatively impact its current operations in Quebec or Canada. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Quebec or Canada.

United States

The Company operates four data centers with an aggregate energized power capacity of 171 MW located in the State of Washington and in Pennsylvania, United States. Energy for two of the four data centers is derived from the Company’s power facilities and/or the grid. Refer to Section 7 - Expansion Projects (A. United States Expansion) of this MD&A.

There are no material restrictions in the State of Washington and in Pennsylvania on the business of operating a data center or conducting the business of the Company as described herein, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in the State of Washington or in Pennsylvania that would negatively impact its operations in these jurisdictions. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Washington and Pennsylvania.

Paraguay

The Company operates a total of two data centers with an aggregate energized power capacity of 80 MW located in the city of Villarrica, Paraguay. Refer to Section 6 - Expansion Projects - B. Paraguay Expansion of this MD&A.

There are no material restrictions in Paraguay on the business of operating a data center or conducting the business of the Company as described herein and, as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Paraguay that would negatively impact its operations in Paraguay. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Paraguay.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. REGULATORY COMPLIANCE (Continued)

Argentina

On April 30, 2025, the Company was informed that Generacion Mediterranea S.A (“GMSA”), a subsidiary of Grupo Albanesi, appointed local and international financial advisors to conduct a process with their creditors regarding the restructuring of all its financial debt. As a result, the Company’s operations in Rio Cuarto have been suspended due to a halt in the Rio Cuarto operations’ supply of electrical power since May 12, 2025.

The Company is in the process of shutting down its 58 MW data center and anticipates to complete the shutdown by November 11, 2025.

There are no material restrictions in Argentina on the business of operating a server farm or conducting the business of the Company as described herein and, as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Argentina that would negatively impact its operations in Argentina. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Argentina.

19. RISK FACTORS

The Company is subject to a number of risks and uncertainties and is affected by several factors that could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Corporation’s shares.

The risks and uncertainties that Management considers as the most material to the Company’s business are described in the section entitled Risk Factors of the Company’s MD&A for the year ended December 31, 2024, dated March 26, 2025 and Section 18 - Risk Factor in the 2024 AIF. These risks and uncertainties have not materially changed during the six months ended June 30, 2025, other than the risks as described below, and are hereby incorporated by reference.

The Company is currently subject to securities class action litigation and may be subject to similar or other litigation in the future, which may divert management’s attention.

On May 9, 2025, a purported shareholder filed a putative class action complaint in the United States District Court for the Eastern District of New York, in a case titled Olympio v. Bitfarms Ltd., Benjamin Gagnon, Jeffrey Lucas, and Geoff Morphy, case no 1:25-cv-02630, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, promulgated thereunder. The lawsuit alleges that the Company, its current Chief Executive Officer, its Chief Financial Officer and its former Chief Executive Officer made materially false and/or misleading statements regarding the Company’s business, operations and internal controls over financial reporting (refer to Section 10D - Capital Resources (Lawsuits)).

55	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

The Company is currently subject to securities class action litigation and may be subject to similar or other litigation in the future, which may divert management’s attention. (Continued)

There may be additional suits or proceedings brought in the future. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for the Company’s Management and detracts from the Company’s ability to fully focus its internal resources on its business activities, and the Company cannot predict how long it may take to resolve these matters. In addition, the Company may incur substantial legal fees and costs in connection with litigation. The Company is not currently able to estimate the possible cost to it from these lawsuits, and the Company cannot be certain how long it may take to resolve these lawsuits or the possible amount of any damages that the Company may be required to pay. The Company has not at this time established any reserves for any potential liability relating to these lawsuits. It is possible that the Company could, in the future, incur judgment or enter into settlement of claims for monetary damages. A decision adverse to the Company’s interests in this lawsuit could result in the payment of substantial damages and could have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, the uncertainty of the currently pending lawsuit could lead to volatility in the price of the Company’s common shares.

The Company’s operations in Rio Cuarto were suspended due to a halt in its supply of electrical power on May 12, 2025.

The Company’s data center in Rio Cuarto receives electricity pursuant to a power contract with Generacion Mediterranea S.A (“GMSA”), a subsidiary of Grupo Albanesi. Grupo Albanesi is an Argentine private corporate group focused on the energy market, which provides natural gas and electrical energy to its clients from its multiple data centers.

However, on April 30, 2025, the Company was informed that GMSA appointed local and international financial advisors to conduct a process with their creditors regarding the restructuring of all its financial debt but that the supply of electricity would continue uninterrupted. On May 12, 2025, the Company was informed by GMSA that it will be halting until further notice the supply of electricity to the Company’s Rio Cuarto facility. As of August 11, 2025, GMSA is currently negotiating with its commercial suppliers and the Company does not have visibility of the timing for when normal supply of electricity will resume, or whether it will resume at all, and what fees will be charged on electricity use should supply resume. The Company has evaluated options and has decided to discontinue operations at Rio Cuarto. As a result the Company’s operational Hashrate and the free cashflow its mining operations generate has decreased accordingly.

20. SIGNIFICANT ACCOUNTING ESTIMATES

The Company’s significant accounting judgments, estimates and assumptions are summarized in Note 3 to the 2024 Annual Financial Statements and Note 4 to the Financial Statements.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

21. MATERIAL ACCOUNTING POLICY INFORMATION AND NEW ACCOUNTING POLICIES

Refer to Note 3 to the 2024 Annual Financial Statements and Note 3 to the Financial Statements for more information regarding the Company’s material accounting policy information and new accounting policies.

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its Management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	future Bitcoin Halving event;
●	insolvency, bankruptcy, or cessation of operations of the Mining Pool operator;
●	reliance on a foreign Mining Pool operator;
●	counterparty risk;
●	emerging markets operating risks;
●	reliance on manufacturing in foreign countries and the importation of equipment to the jurisdictions in which the Company operates;
●	dependency on continued growth in blockchain and cryptocurrency usage;
●	the availability of financing opportunities and risks associated with economic conditions, including BTC price, Bitcoin Network Difficulty and share price fluctuations;
●	the ability to attract and retain customers for the Company’s hosting business;
●	global financial conditions;
●	employee retention and growth;
●	cybersecurity threats and hacking;
●	limited operating history and limited history of de-centralized financial system;
●	limited experience of Company’s management in AI/HPC
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

●	risks related to the suspension of operations at the Rio Cuarto Site and the disposition of the Rio Cuarto Site;
●	costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies;
●	expense and impact of restatement of the Company’s historical financial statements;
●	lack of comprehensive accounting guidance for cryptocurrencies under IFRS Accounting Standards;
●	internal control material weakness;
●	increases in commodity prices or reductions in the availability of such commodities could adversely impact the Company’s results of operations;
●	permits and licenses;
●	server or internet failures;
●	tax consequences;
●	increase in import tariffs and duties;
●	environmental regulations and liability;
●	adoption of environmental, social, and governance practices and the impacts of climate change;
●	erroneous transactions and human error;
●	data center developments;
●	non-availability of insurance;
●	competition;
●	hazards associated with high-voltage electricity transmission and industrial operations;
●	corruption, political and regulatory risk;
●	potential being classified as a passive foreign investment company;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management;
●	risks relating to unsolicited take-over bids;
●	risks related to the success and profitability of the Company’s carbon capture program and related environmental tax credits;
●	the risk that revenues, profits and margins of the Company may not remain consistent with historical levels, thereby impacting its ability to make purchases under the Company’s share buyback program;
●	risk related to the NCIB;
●	risks associated with the suspension of the Company’s operations at its Rio Cuarto site; or
●	the inherent risks, costs and uncertainties associated with integrating the business successfully and risks of not achieving all or any of the anticipated benefits and synergies of the Stronghold Transaction, or the risk that the anticipated benefits and synergies of the Stronghold Transaction may not be fully realized or take longer to realize than expected.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a more comprehensive discussion of factors that could affect the Company, refer to the risk factors discussed above. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed, implied or projected in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

23. CAUTIONARY NOTE REGARDING NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

This MD&A makes reference to certain measures that are not recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS and other financial measures and ratios including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross Mining profit,” “Gross Mining margin,” “Gross margin”, “Operating margin”, “Direct Cost”, “Direct Cost per BTC”, “Total Cash Cost” and “Total Cash Cost per BTC” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios of the MD&A for more details.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

24. ADDITIONAL INFORMATION

Additional information and other publicly filed documents relating to the Company are available through the internet on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

25. GLOSSARY OF TERMS

Terms	Definition
Artificial Intelligence (AI)	A branch of technology enabling computers and machines to replicate human-like abilities, including learning, understanding, problem-solving, decision-making, creativity, and autonomous action.
ASIC	ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm.
Bitcoin (BTC)	BTC is a decentralized digital currency that is not controlled by any centralized authority (e.g., a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. BTC is created when the Bitcoin network issues Block Rewards through the Mining process.
Bitcoin One	Bitcoin One is a quantitative investment multi-strategy program that employs a disciplined approach to accelerate BTC accumulation through diversification, strategic leverage, and market timing.
Block Reward	A Bitcoin Block Reward refers to the new BTC that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 3.125 BTC per block.
Blockchain	A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.
Exahash or EH/s	One quintillion (1,000,000,000,000,000,000) hashes or one million Terahash per second.
Gigawatt or GW	A gigawatt is 1,000 megawatts of electricity and, in the industry of cryptocurrency Mining, can be a reference to the number of gigawatts of electricity per hour that is available for use.
Hash	A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.
Hashrate	Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.
Hashrate Under Management	Hashrate from the Miners the Company owns and from Miners hosted and managed by the Company.
High Performance Computing (HPC)	Advanced computing capability that allows for rapid data processing and complex calculations at exceptionally high speeds, essential for handling large datasets and complex computational tasks.
Hosting	A service in which a company provides infrastructure, power, and cooling solutions to house and operate cryptocurrency mining equipment owned by clients.

60	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

25. GLOSSARY OF TERMS (Continued)

Terms	Definition
Megawatt or MW	A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.
Miners	ASICs used by the Company and third parties to perform Mining.
Mining	Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the BTC Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created BTC as Block Rewards.
Mining Pool	A Mining Pool is a group of cryptocurrency Miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the BTC Blockchain. Mining Pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.
Network Difficulty	Network Difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.
Network Hashrate	Network Hashrate refers to the total global hashrate (and related computing power) used in Mining for a given cryptocurrency.
Petahash or PH/s	One quadrillion (1,000,000,000,000,000) hashes or one thousand Terahash per second.
SHA-256	SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain.
Synthetic HODL	Synthetic HODL is the Company’s use of financial instruments to generate BTC exposure with inherent risk management, capital efficiency and leverage characteristics. The initiative was succeeded by the Bitcoin One program.
Terahash or TH/s	One trillion (1,000,000,000,000) hashes or one Terahash per second.

61	Page